Exhibit 99.1

TD Bank Group Reports Second Quarter 2016 Results Report to Shareholders • Three and Six months ended April 30, 2016

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:

•	Reported diluted earnings per share were $1.07, compared with $0.97.
•	Adjusted diluted earnings per share were $1.20, compared with $1.14.
•	Reported net income was $2,052 million, compared with $1,859 million.
•	Adjusted net income was $2,282 million, compared with $2,169 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2016, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $2.24, compared with $2.06.
•	Adjusted diluted earnings per share were $2.38, compared with $2.26.
•	Reported net income was $4,275 million, compared with $3,919 million.
•	Adjusted net income was $4,529 million, compared with $4,292 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $63 million after tax (4 cents per share), compared with $65 million after tax (4 cents per share) in the second quarter a year ago.
•	A loss of $51 million after tax (3 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared to a gain of $15 million after tax (1 cent per share) in the second quarter a year ago.
•	Impairment of goodwill, non-financial assets, and other charges of $116 million after tax (6 cents per share).

TORONTO, May 26, 2016 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the second quarter ending April 30, 2016, reflecting growth in retail earnings on both sides of the border.

"We are pleased to report adjusted earnings of $2.3 billion, up 5% from the second quarter last year," said Bharat Masrani, Group President and Chief Executive Officer. "Our performance this quarter demonstrates our diversified business strategy and ability to generate strong organic growth."

Canadian Retail
Canadian Retail net income was $1.5 billion, an increase of 2% over the second quarter last year. Higher earnings were the result of loan, deposit and wealth asset growth, and lower insurance claims, partially offset by lower margins, increased provision for credit losses, and a higher effective tax rate.

U.S. Retail
U.S. Retail net income was $719 million (US$537 million) this quarter compared with $594 million (US$476 million) on a reported basis and $626 million (US$502 million) on an adjusted basis in the second quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $611 million (US$459 million), an increase of 20% (13% in U.S. dollars) on a reported basis and 13% (6% in U.S. dollars) on an adjusted basis compared with the second quarter last year. Earnings reflect loan and deposit volume growth, partially offset by higher expenses and provision for credit losses.

TD Ameritrade contributed $108 million (US$78 million) in earnings to the segment, an increase of 27% (13% in U.S. dollars) compared with the second quarter last year reflecting asset growth and higher trading volume.

Wholesale Banking
Wholesale Banking net income was $219 million, a decrease of 11% compared to the second quarter last year primarily due to higher credit provisions. Capital market activity improved during the quarter reflecting a rally in commodity prices and narrowing credit spreads.

Capital
TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.1%, compared with 9.9% last quarter.

Conclusion
"We continue to innovate and adapt to meet our customers' evolving needs and I was pleased with the recent launch of TD MySpend, a new money management app, which provides customers with real-time insight into their spending," said Masrani. "Looking ahead, we remain focused on providing our customers and clients with seamless, legendary experiences across all of our businesses and channels."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 1

CONTENTS

1	SECOND QUARTER FINANCIAL HIGHLIGHTS and	29	Managing Risk
	ADJUSTMENTS (ITEMS OF NOTE)	43	Securitization and Off-Balance Sheet Arrangements
		45	Accounting Policies and Estimates
		46	Changes in Internal Control over Financial Reporting

	MANAGEMENT'S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
3	Financial Highlights	47	Interim Consolidated Balance Sheet
4	How We Performed	48	Interim Consolidated Statement of Income
6	Financial Results Overview	49	Interim Consolidated Statement of Comprehensive Income
11	How Our Businesses Performed	50	Interim Consolidated Statement of Changes in Equity
17	Quarterly Results	51	Interim Consolidated Statement of Cash Flows
18	Balance Sheet Review	52	Notes to Interim Consolidated Financial Statements
19	Credit Portfolio Quality
25	Capital Position	76	SHAREHOLDER AND INVESTOR INFORMATION

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2015 MD&A") in the Bank's 2015 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2016", and in other statements regarding the Bank's objectives and priorities for 2016 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2015 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2016", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three and six months ended April 30, 2016, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2015 Consolidated Financial Statements and related Notes and 2015 MD&A. This MD&A is dated May 25, 2016. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2015 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2015 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Results of operations
Total revenue	$8,259	$8,610	$7,759	$16,869	$15,373
Provision for credit losses	584	642	375	1,226	737
Insurance claims and related expenses	530	655	564	1,185	1,263
Non-interest expenses	4,736	4,653	4,705	9,389	8,870
Net income – reported	2,052	2,223	1,859	4,275	3,919
Net income – adjusted[1]	2,282	2,247	2,169	4,529	4,292
Return on common equity – reported	12.5%	13.3%	12.8%	13.0%	13.8%
Return on common equity – adjusted[2]	14.0	13.5	15.0	13.8	15.1
Financial position
Total assets	$1,124,786	$1,173,584	$1,030,954	$1,124,786	$1,030,954
Total equity	67,823	71,674	61,597	67,823	61,597
Total Common Equity Tier 1 Capital risk-weighted assets[3]	383,589	399,617	343,596	383,589	343,596
Financial ratios
Efficiency ratio – reported	57.3%	54.0%	60.6%	55.6%	57.7%
Efficiency ratio – adjusted[1]	54.8	53.5	54.8	54.1	54.3
Common Equity Tier 1 Capital ratio[3]	10.1	9.9	9.9	10.1	9.9
Tier 1 Capital ratio[3]	11.7	11.4	11.5	11.7	11.5
Total Capital ratio[3]	14.4	13.7	13.7	14.4	13.7
Leverage ratio	3.8	3.7	3.7	3.8	3.7
Provision for credit losses as a % of net average loans
and acceptances[4]	0.42	0.45	0.32	0.44	0.30
Common share information – reported (dollars)
Per share earnings
Basic	$1.07	$1.17	$0.98	$2.24	$2.07
Diluted	1.07	1.17	0.97	2.24	2.06
Dividends per share	0.55	0.51	0.51	1.06	0.98
Book value per share	33.89	35.99	30.90	33.89	30.90
Closing share price	55.85	53.15	55.70	55.85	55.70
Shares outstanding (millions)
Average basic	1,850.9	1,854.1	1,848.3	1,852.5	1,846.2
Average diluted	1,853.9	1,857.5	1,853.4	1,855.8	1,851.6
End of period	1,853.5	1,850.3	1,851.6	1,853.5	1,851.6
Market capitalization (billions of Canadian dollars)	$103.5	$98.3	$103.1	$103.5	$103.1
Dividend yield	4.0%	3.9%	3.6%	4.0%	3.6%
Dividend payout ratio	51.2	43.6	52.2	47.2	47.4
Price-earnings ratio	12.7	12.4	13.7	12.7	13.7
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.20	$1.18	$1.15	$2.38	$2.27
Diluted	1.20	1.18	1.14	2.38	2.26
Dividend payout ratio	45.9%	43.1%	44.5%	44.5%	43.2%
Price-earnings ratio	11.8	11.4	12.7	11.8	12.7
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). The scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 3

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 10.7 million active online and mobile customers. TD had $1.1 trillion in assets as at April 30, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Net interest income	$4,880	$5,047	$4,580	$9,927	$9,140
Non-interest income	3,379	3,563	3,179	6,942	6,233
Total revenue	8,259	8,610	7,759	16,869	15,373
Provision for credit losses	584	642	375	1,226	737
Insurance claims and related expenses	530	655	564	1,185	1,263
Non-interest expenses	4,736	4,653	4,705	9,389	8,870
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,409	2,660	2,115	5,069	4,503
Provision for income taxes	466	546	344	1,012	762
Equity in net income of an investment in TD Ameritrade	109	109	88	218	178
Net income – reported	2,052	2,223	1,859	4,275	3,919
Preferred dividends	37	25	24	62	48
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,015	$2,198	$1,835	$4,213	$3,871
Attributable to:
Non-controlling interests	$28	$29	$28	$57	$55
Common shareholders	1,987	2,169	1,807	4,156	3,816
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Operating results – adjusted
Net interest income	$4,880	$5,047	$4,580	$9,927	$9,140
Non-interest income[1]	3,437	3,517	3,162	6,954	6,216
Total revenue	8,317	8,564	7,742	16,881	15,356
Provision for credit losses	584	642	375	1,226	737
Insurance claims and related expenses	530	655	564	1,185	1,263
Non-interest expenses[2]	4,556	4,579	4,243	9,135	8,335
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,647	2,688	2,560	5,335	5,021
Provision for income taxes[3]	491	566	495	1,057	937
Equity in net income of an investment in TD Ameritrade[4]	126	125	104	251	208
Net income – adjusted	2,282	2,247	2,169	4,529	4,292
Preferred dividends	37	25	24	62	48
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,245	2,222	2,145	4,467	4,244
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	28	29	28	57	55
Net income available to common shareholders – adjusted	2,217	2,193	2,117	4,410	4,189
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(63)	(65)	(65)	(128)	(128)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[6]	(51)	41	15	(10)	15
Impairment of goodwill, non-financial assets, and other charges[7]	(116)	–	–	(116)	–
Restructuring charges[8]	–	–	(228)	–	(228)
Litigation and litigation-related charge/reserve[9]	–	–	(32)	–	(32)
Total adjustments for items of note	(230)	(24)	(310)	(254)	(373)
Net income available to common shareholders – reported	$1,987	$2,169	$1,807	$4,156	$3,816
1	Adjusted non-interest income excludes the following items of note: second quarter 2016 – $58 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 6; first quarter 2016 – $46 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2015 – $17 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.
2	Adjusted non-interest expenses excludes the following items of note: second quarter 2016 – $69 million amortization of intangibles, as explained in footnote 5; $111 million impairment of goodwill, certain intangibles, other non-financial assets, and other charges, as further explained in footnote 7; first quarter 2016 – $74 million amortization of intangibles; second quarter 2015 – $73 million amortization of intangibles; $337 million due to the initiatives to reduce costs, as explained in footnote 8; $52 million of litigation charges, as explained in footnote 9; first quarter 2015 – $73 million amortization of intangibles.
3	For a reconciliation between reported and adjusted provision for income taxes, refer to the "Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes" table in the "Income Taxes" section of the MD&A.
4	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: second quarter 2016 – $17 million amortization of intangibles, as explained in footnote 5; first quarter 2016 – $16 million amortization of intangibles; second quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the AFS category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
7	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.
8	During 2015, the Bank commenced its restructuring review and recorded restructuring charges of $337 million ($228 million after tax) and $349 million ($243 million after tax) on a net basis, in the second quarter and fourth quarter of 2015, respectively. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
9	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Basic earnings per share – reported	$1.07	$1.17	$0.98	$2.24	$2.07
Adjustments for items of note[2]	0.13	0.01	0.17	0.14	0.20
Basic earnings per share – adjusted	$1.20	$1.18	$1.15	$2.38	$2.27

Diluted earnings per share – reported	$1.07	$1.17	$0.97	$2.24	$2.06
Adjustments for items of note[2]	0.13	0.01	0.17	0.14	0.20
Diluted earnings per share – adjusted	$1.20	$1.18	$1.14	$2.38	$2.26
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 5

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
TD Bank, National Association (TD Bank, N.A.)	$28	$30	$30	$58	$59
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	17	16	16	33	30
MBNA Canada	9	9	9	18	18
Aeroplan	5	4	4	9	8
Other	4	6	6	10	13
	63	65	65	128	128
Software and asset servicing rights	77	80	72	157	139
Amortization of intangibles, net of income taxes	$140	$145	$137	$285	$267
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Included in equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Average common equity	$64,536	$64,641	$57,744	$64,302	$55,854
Net income available to common shareholders – reported	1,987	2,169	1,807	4,156	3,816
Items of note, net of income taxes[1]	230	24	310	254	373
Net income available to common shareholders – adjusted	2,217	2,193	2,117	4,410	4,189
Return on common equity – adjusted	14.0%	13.5%	15.0%	13.8%	15.1%

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the second quarter of 2016 against the financial performance indicators included in TD's 2015 Annual Report. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•	Adjusted diluted earnings per share for the six months ended April 30, 2016, increased 5% from the same period last year reflecting higher earnings in the Canadian Retail and U.S. Retail segments, partially offset by lower earnings in Wholesale Banking and a higher loss in the Corporate segment. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on CET1 Capital RWA for the six months ended April 30, 2016, was 2.28%.
•	Adjusted return on common equity for the six months ended April 30, 2016, was 13.8%.
•	For the twelve months ended April 30, 2016, the total shareholder return was 4.3% compared to the Canadian peer[1] average of 5.8%.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. Depreciation of the Canadian dollar had a favourable impact on U.S. Retail segment earnings for the three and six months ended April 30, 2016, compared with the same period last year, as shown in the following table.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	April 30, 2016 vs.	April 30, 2016 vs.
	April 30, 2015	April 30, 2015
U.S. Retail Bank increased total revenue	$137	$500
U.S. Retail Bank increased non-interest expenses	85	297
U.S. Retail Bank increased net income, after tax	37	134
Increased equity in net income on an investment in TD Ameritrade	10	28
U.S. Retail segment increased net income, after tax	47	162
Increase in basic earnings per share (dollars)	$0.03	$0.09

A one cent appreciation/depreciation in the U.S. dollar to Canadian dollar exchange rate will increase/decrease U.S. Retail segment net income by approximately $40 million.

1 Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 6

Economic Summary and Outlook

Calendar year 2015 saw economic activity in Canada expand by just 1.2%, the weakest pace recorded since the 2008-2009 recession. Growth is expected to recover to 1.6% this calendar year, as a rebound in growth in the first quarter will be offset by the impacts of the Fort McMurray wildfires in Alberta. Beneath the moderately improving picture, significant regional differences persist. Oil-producing regions such as Alberta and Newfoundland and Labrador continue to struggle with the fallout from low oil prices, with the destruction in Fort McMurray and oil production disruptions acting as a further setback for Alberta. In contrast, growth continues apace in British Columbia and Ontario. Unlike Canada, the U.S. economy had a weak start to calendar 2016, and real GDP growth is expected to reach just 1.7% for the full year.

Across the globe, the outlook for growth continues to vary widely by region. Economic recovery continues in the Eurozone, where output finally surpassed its pre-crisis peak in the first quarter of 2016. Expansion in Japan is likely to be modest at best as aggressive monetary policy measures have so far failed to spark inflation and growth. Emerging markets will remain the main driver of global growth, but some countries continue to face challenges. Brazil in particular suffered a sharp contraction in economic activity and faces severe political uncertainty which may cause economic weakness to persist. While China remains a key source of growth, the pace of expansion continues to decelerate, with negative implications for countries within its supply chains.

The economic outlook for the United States has softened somewhat, with the economy expanding just 0.5% at annual rates from January to March 2016. However, momentum appears poised to pick up moderately in the second calendar quarter of 2016. Domestic demand, which excludes the impacts of trade, is likely to expand by a brisk 2.5% this year, roughly in line with last year's pace. Investment has been tepid, in part due to contraction in the oil and gas sector. However, with the elevated dollar and weak global growth weighing on corporate profits and exports, the investment outlook remains restrained. Despite the somewhat muted overall growth outlook, employment continues to expand robustly, with increasing signs of upward pressure on wages. As such, we expect the U.S. central bank to nudge up its key federal funds interest rate by 25 basis points (bps) in the second half of the year.

Within Canada, the economy remains in the midst of a complex adjustment process resulting from the marked declines in commodity prices since 2014, with the Fort McMurray wildfires in May 2016 providing an additional setback to growth. Despite a recent uptick in the price of crude oil, business investment is expected to continue contracting through the first three quarters of calendar 2016 as prices remain below levels consistent with a meaningful recovery in oil and gas investment. While the low interest rate environment is helping maintain debt service affordability, the high level of household debt is likely to weigh on consumer spending. As a result, consumption growth is likely to decelerate from its pace over the last several years.

The fires that began near Fort McMurray, Alberta in early May 2016 have taken a significant human and economic toll. Significant sections of the city have been destroyed, and it is likely to be some time before citizens are allowed to return. Oil sands operations in the area were also shut down, affecting approximately 1 million barrels per day of production. These impacts, when considered alongside already slowing momentum heading into the April to June 2016 period, are likely to result in a small pull-back in economic activity in Canada for this period. Thereafter, a strong rebound is expected as oil and gas production comes back online and the rebuilding process begins in earnest.

The low interest rate environment has been a key driver of the Canadian housing market, which is forecast to continue to add to economic growth in calendar 2016, albeit at a decelerating pace. Looking ahead, fading momentum from past interest rate cuts should eventually lead to a modest contraction in activity towards the latter part of the 2017 calendar year.

With the domestic sectors of the economy likely to be lacklustre, Canada's export sector is expected to be the major driver of Canadian growth over calendar 2016, supported by rising U.S. domestic demand and a relatively weak Canadian dollar. Evidence of this has already been observed, with strong export growth recorded in January 2016, although February saw a modest pullback, and exports of energy products will be affected by supply disruptions in Alberta. For the year as a whole, conditions remain favourable as past currency movements are expected to continue driving export gains. Government spending should also add to activity, as the 2016 federal budget has committed to roughly $11 billion in additional annual spending. Accounting for timing issues, this additional spending should boost growth in calendar 2016 and 2017 by 0.1 and 0.3 percentage points, respectively.

Against the backdrop of modest economic growth and a labour market that is expected to generate only meek employment gains, inflationary pressures are likely to remain in line with the Bank of Canada's target of 2%. Although overall inflation is currently below this target, the impacts of past energy price declines are fading, while import prices are rising. As a result, we expect inflation to converge back towards the central bank's preferred target by the latter half of the 2017 calendar year.

Given the muted inflationary pressures, the Bank of Canada is expected to maintain its policy rate at 0.50% throughout the 2016 and 2017 calendar years. This is consistent with the April 2016 Monetary Policy Report, where the Bank of Canada suggested that economic activity is likely to return to its potential level only in the latter half of the 2017 calendar year.

Net Income

Quarterly comparison – Q2 2016 vs. Q2 2015

Reported net income for the quarter was $2,052 million, an increase of $193 million, or 10%, compared with the second quarter last year. Adjusted net income for the quarter was $2,282 million, an increase of $113 million, or 5%. The increase in adjusted net income was due to higher earnings in the U.S. Retail, and Canadian Retail segments, and lower losses in the Corporate segment, partially offset by a decrease in the Wholesale Banking segment. U.S. Retail net income increased primarily due to loan and deposit volume growth, increased contributions from the Bank’s investment in TD Ameritrade, and the favourable impact of foreign currency translation, partially offset by higher expenses and provision for credit losses (PCL). Canadian Retail net income reflected loan and deposit volume growth, lower insurance claims, wealth asset growth, and higher fee-based revenue, partially offset by higher PCL, increased non-interest expenses, and the impact of a higher effective tax rate. Corporate segment net loss decreased primarily due to positive tax items and higher revenue from treasury and balance sheet management activities, partially offset by higher provisions for incurred but not identified credit losses and higher net corporate expenses. Wholesale Banking net income decreased due to lower revenue and higher PCL, partially offset by lower non-interest expenses and a lower effective tax rate.

Quarterly comparison – Q2 2016 vs. Q1 2016

Reported net income for the quarter decreased $171 million, or 8%, compared with the prior quarter. Adjusted net income for the quarter increased $35 million, or 2%. The increase in adjusted net income was due to higher earnings in the Wholesale Banking segment and a lower loss in the Corporate segment, partially offset by decreases in the Canadian Retail and U.S. Retail segments. Wholesale Banking net income reflected higher revenue and a lower effective tax rate, partially offset by higher PCL and non-interest expenses. Corporate segment net loss decreased primarily due to positive tax items and lower net corporate expenses. Canadian Retail net income decreased primarily due to fewer calendar days in the quarter, higher PCL and non-interest expense, and adjustments made to the recognition of commissions paid to auto dealers, partially offset by higher insurance earnings. U.S. Retail net income decreased due to lower revenue, higher expenses, lower contributions from the Bank’s investment in TD Ameritrade, and the unfavourable impact of foreign currency translation, partially offset by lower PCL.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 7

Year-to-date comparison – Q2 2016 vs. Q2 2015

Reported net income was $4,275 million, an increase of $356 million, or 9%, compared with the same period last year. Adjusted net income was $4,529 million, an increase of $237 million, or 6%. The increase in adjusted net income was due to higher earnings in the U.S. Retail and Canadian Retail segments, partially offset by a decrease in the Wholesale Banking and a higher loss in the Corporate segment. U.S. Retail net income increased primarily due to higher loan and deposit volumes, contribution from the acquisition in the strategic cards portfolio, increased contributions from the Bank’s investment in TD Ameritrade, and the favourable impact of foreign currency translation, partially offset by higher expenses and PCL. Canadian Retail net income increased due to loan and deposit volume growth, lower insurance claims, higher fee-based revenue, and wealth asset growth, partially offset by the impact of a higher effective tax rate and higher PCL. Wholesale Banking net income decreased due to lower revenue and higher PCL, partially offset by lower non-interest expenses and a lower effective tax rate. Corporate segment net loss reflected higher net corporate expenses and provisions for incurred but not identified credit losses, partially offset by higher revenue from treasury and balance sheet management activities.

Net Interest Income

Quarterly comparison – Q2 2016 vs. Q2 2015

Net interest income for the quarter was $4,880 million, an increase of $300 million, or 7%, compared with the second quarter last year. Net interest income increased in the U.S. Retail, Corporate, and Canadian Retail segments, partially offset by a decrease in the Wholesale Banking segment. U.S. Retail net interest income reflected loan and deposit volume growth, contribution from the acquisition in the strategic cards portfolio, an additional calendar day this quarter, and the favourable impact of foreign currency translation, partially offset by lower margins. Corporate segment net interest income increased primarily due to the contribution from the acquisition in the strategic cards portfolio and higher net revenue from treasury and balance sheet management activities. Canadian Retail net interest income increased due to loan and deposit volume growth, and an additional calendar day this quarter, partially offset by lower margins and a credit mark release in the acquired credit card portfolios in the prior year. Wholesale Banking reflected lower trading-related net interest income.

Quarterly comparison – Q2 2016 vs. Q1 2016

Net interest income for the quarter decreased $167 million, or 3%, compared with the prior quarter. All segments experienced decreases in net interest income. Canadian Retail segment net interest income decreased primarily due to fewer calendar days in the current quarter and adjustments made to the recognition of commissions paid to auto dealers in the prior quarter. Corporate segment net interest income decreased primarily due to lower revenue from treasury and balance sheet management activities. U.S. Retail net interest income decreased due to fewer calendar days in the current quarter and the unfavourable impact of foreign currency translation, partially offset by loan and deposit volume growth, and a full quarter benefit of the December 2015 Fed rate increase. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Net interest income was $9,927 million, an increase of $787 million, or 9%, compared with the same period last year. Net interest income increased in the U.S. Retail, Corporate, and Canadian Retail segments, partially offset by a decrease in the Wholesale Banking segment. U.S. Retail net interest income increased due to loan and deposit volume growth, contribution from the acquisition in the strategic cards portfolio, and the favourable impact of foreign currency translation, partially offset by lower margins. Corporate segment net interest income increased primarily due to the contribution from the acquisition in the strategic cards portfolio and higher revenue from treasury and balance sheet management activities. Canadian Retail net interest income reflected loan and deposit volume growth, an additional calendar day, and adjustments made to the recognition of commissions paid to auto dealers, partially offset by lower margins and a credit mark release in the acquired credit card portfolios in the prior year. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income.

Non-Interest Income

Quarterly comparison – Q2 2016 vs. Q2 2015

Reported non-interest income for the quarter was $3,379 million, an increase of $200 million, or 6%, compared with the second quarter last year. Adjusted non-interest income for the quarter was $3,437 million, an increase of $275 million, or 9%. All segments experienced increases in adjusted non-interest income. Wholesale Banking non-interest income increased primarily due to higher advisory and corporate lending fees, partially offset by lower equity underwriting fees. Canadian Retail non-interest income increased due to wealth asset growth, higher fee-based revenue in personal and commercial banking, and insurance premium growth. Corporate segment non-interest income increased primarily due to contribution from the acquisition in the strategic cards portfolio. U.S. Retail non-interest income increased primarily due to the favourable impact of foreign currency translation.

Quarterly comparison – Q2 2016 vs. Q1 2016

Reported non-interest income for the quarter decreased $184 million, or 5%, compared with the prior quarter. Adjusted non-interest income for the quarter decreased $80 million, or 2%. The decrease in adjusted non-interest income was primarily due to a decrease in the U.S. Retail, Canadian Retail, and Corporate segments, partially offset by an increase in the Wholesale Banking segment. U.S. Retail non-interest income reflected a seasonal decline in fees, weaker market conditions, and the unfavourable impact of foreign currency translation. Canadian Retail non-interest income decreased due to lower insurance revenues. Corporate segment non-interest income decreased primarily due to lower revenue in the strategic cards portfolio and treasury and balance sheet management activities. Wholesale Banking non-interest income increased due to higher equity and debt underwriting fees and improved trading revenue.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Reported non-interest income was $6,942 million, an increase of $709 million, or 11%, compared with the same period last year. Adjusted non-interest income for the period was $6,954 million, an increase of $738 million, or 12%. All segments experienced increases in adjusted non-interest income. Corporate segment non-interest income increased primarily due to contribution from the acquisition in the strategic cards portfolio and higher revenue from treasury and balance sheet management activities. Wholesale Banking non-interest income increased primarily due to higher advisory and corporate lending fees. U.S. Retail non-interest income reflected customer account growth, higher transaction volumes, and the favourable impact of foreign currency translation, partially offset by weaker market conditions. Canadian Retail non-interest income reflected higher fee-based revenue, wealth asset growth, and higher insurance revenues.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 8

Provision for Credit Losses

Quarterly comparison – Q2 2016 vs. Q2 2015

PCL for the quarter was $584 million, an increase of $209 million, or 56%, compared with the second quarter last year. All segments experienced increases in PCL. Corporate segment PCL included higher provisions for incurred but not identified credit losses due to an increase in portfolio risk, credit deterioration in exposures impacted by low oil and gas prices, and volume growth within the Canadian Retail and Wholesale Banking loan portfolios, and contribution from the acquisition in the strategic cards portfolio. U.S. Retail PCL increased primarily due to higher provisions for commercial, auto lending, and credit card loans, and the unfavourable impact of foreign currency translation. Wholesale Banking PCL increased due to specific provisions in the oil and gas sector. Canadian Retail PCL reflected higher provisions and lower commercial recoveries.

Quarterly comparison – Q2 2016 vs. Q1 2016

PCL for the quarter decreased $58 million, or 9%, compared with the prior quarter. PCL decreased primarily in the Corporate and U.S. Retail segments, partially offset by an increase in the Wholesale Banking and Canadian Retail segments. Corporate segment PCL decreased primarily due to seasonality and volume related activity in the strategic cards portfolio. U.S. Retail PCL decreased primarily due to typical seasonal reductions in credit card balances and the favourable impact of foreign currency translation. Wholesale Banking PCL increased primarily due to specific provisions in the oil and gas sector. Canadian Retail PCL reflected a sale of charged-off accounts in the prior quarter.

Year-to-date comparison – Q2 2016 vs. Q2 2015

PCL was $1,226 million, an increase of $489 million, or 66%, compared with the same period last year. All segments experienced increases in PCL. Corporate segment PCL increased primarily due to provisions for incurred but not identified credit losses due to an increase in portfolio risk, credit deterioration in exposures impacted by low oil and gas prices, and volume growth within the Canadian Retail and Wholesale Banking loan portfolios, and contribution from the acquisition in the strategic cards portfolio. U.S. Retail PCL increased primarily due to commercial volume growth, higher provisions for credit card and auto loans, and the unfavourable impact of foreign currency translation. Canadian Retail PCL reflected higher provisions in the auto lending portfolio and lower commercial recoveries. Wholesale Banking PCL increased due to specific provisions in the oil and gas sector.

TABLE 8: PROVISION FOR CREDIT LOSSES[1]
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$75	$20	$26	$95	$40
Provision for credit losses – individually insignificant	555	613	498	1,168	1,050
Recoveries	(154)	(169)	(152)	(323)	(319)
Total provision for credit losses for counterparty-specific and individually
insignificant	476	464	372	940	771
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[2]	60	65	8	125	8
U.S. Retail	50	85	7	135	(41)
Corporate[3]	(2)	28	(12)	26	(1)
Total provision for credit losses – incurred but not identified	108	178	3	286	(34)
Provision for credit losses – reported	$584	$642	$375	$1,226	$737
1	Certain comparative amounts have been recast to conform with revised presentation for the U.S. strategic cards portfolio adopted in the first quarter of 2016. For further details, refer to the "How our Businesses Performed" section of this document.
2	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
3	The retailer program partners' share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q2 2016 vs. Q2 2015

Insurance claims and related expenses for the quarter were $530 million, a decrease of $34 million, or 6%, compared with the second quarter last year, primarily due to better claims experience and less severe weather conditions.

Quarterly comparison – Q2 2016 vs. Q1 2016

Insurance claims and related expenses for the quarter decreased $125 million, or 19%, compared with the prior quarter, reflecting seasonality of insurance claims, changes in the fair value of investments supporting claims liabilities, and a change in the mix of reinsurance contracts.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Insurance claims and related expenses were $1,185 million, a decrease of $78 million, or 6%, compared with the same period last year, reflecting changes in the fair value of investments supporting claims liabilities, less severe weather conditions, better claims experience and more favourable prior years’ claims development, partially offset by a change in the mix of reinsurance contracts.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q2 2016 vs. Q2 2015

Reported non-interest expenses were $4,736 million, an increase of $31 million, or 1%, compared with the second quarter last year. Adjusted non-interest expenses were $4,556 million, an increase of $313 million, or 7%. Adjusted non-interest expenses increased in the Corporate, U.S. Retail and Canadian Retail segments, with Wholesale Banking remaining relatively flat. Corporate segment non-interest expenses increased primarily due to contribution from the acquisition in the strategic cards portfolio and ongoing investments in enterprise and regulatory projects. U.S. Retail non-interest expenses reflected investments in the business, volume growth, higher employee-related costs, an additional calendar day this quarter, and the unfavourable impact of foreign currency translation, partially offset by productivity savings. Canadian Retail non-interest expenses increased due to business growth, investments in the business, and higher revenue-based variable expenses in the wealth business, partially offset by productivity savings.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 9

The Bank's reported efficiency ratio was 57.3%, compared with 60.6% in the second quarter last year. The Bank's adjusted efficiency ratio was 54.8%, relatively flat compared with the second quarter last year.

Quarterly comparison – Q2 2016 vs. Q1 2016

Reported non-interest expenses for the quarter increased $83 million, or 2%, compared with the prior quarter. Adjusted non-interest expenses decreased $23 million, or 1%. Adjusted non-interest expenses decreased in the Corporate segment, partially offset by increases in the Canadian Retail, Wholesale Banking, and U.S. Retail segments. Corporate segment non-interest expenses decreased primarily due to the impact of foreign currency translation and lower net corporate expenses. Canadian Retail non-interest expenses increased due to investments in the business and business growth, partially offset by fewer calendar days in the second quarter. Wholesale Banking non-interest expenses increased primarily reflecting higher variable compensation, partially offset by lower operating expenses and the favourable impact of foreign exchange translation. U.S. Retail non-interest expenses increased primarily due to investments in the business and higher employee-related costs, partially offset by the favourable impact of foreign currency translation.

The Bank's reported efficiency ratio was 57.3%, compared with 54.0% in the prior quarter. The Bank's adjusted efficiency ratio was 54.8%, compared with 53.5%.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Reported non-interest expenses were $9,389 million, an increase of $519 million, or 6%, compared with the same period last year. Adjusted non-interest expenses were $9,135 million, an increase of $800 million, or 10%. Adjusted non-interest expenses increased in the Corporate and U.S. Retail segments, with Canadian Retail and Wholesale Banking remaining relatively flat. Corporate non-interest expenses increased primarily due to contribution from the acquisition in the strategic cards portfolio and ongoing investments in enterprise and regulatory projects. U.S. Retail non-interest expenses reflected increased investments in the business, volume growth, and the unfavourable impact of foreign currency translation, partially offset by productivity savings.

The Bank’s reported efficiency ratio was 55.6%, compared with 57.7% in the same period last year. The Bank’s adjusted efficiency ratio was 54.1%, compared with 54.3%.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 19.3% for the second quarter, compared with 16.3% in the second quarter last year and 20.5% in the prior quarter. The year-over-year increase was largely due to an increase in taxes associated with the Bank's insurance business, the non-deductible tax impact on the impairment of goodwill, non-financial assets, and other charges, and an increase in income, partially offset by a positive resolution of certain audit issues in the current quarter. The quarter-over-quarter decrease was largely due to the positive resolution of certain audit issues, partially offset by the non-deductible tax impact on the impairment of goodwill, non-financial assets, and other charges in the current quarter and one-time income tax charges associated with our foreign operations in the prior quarter.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	April 30		January 31		April 30		April 30		April 30
	2016		2016		2015		2016		2015
Income taxes at Canadian statutory income tax rate	$638	26.5%	$704	26.5%	$551	26.2%	$1,342	26.5%	$1,179	26.2%
Increase (decrease) resulting from:
Dividends received	(61)	(2.5)	(55)	(2.1)	(67)	(3.2)	(116)	(2.3)	(172)	(3.8)
Rate differentials on international operations	(86)	(3.6)	(115)	(4.3)	(127)	(6.0)	(201)	(4.0)	(253)	(5.6)
Other	(25)	(1.1)	12	0.4	(13)	(0.7)	(13)	(0.2)	8	0.1
Provision for income taxes and effective
income tax rate – reported	$466	19.3%	$546	20.5%	$344	16.3%	$1,012	20.0%	$762	16.9%

The Bank's adjusted effective tax rate was 18.5% for the quarter, lower than 19.3% in the second quarter last year and 21.1% in the prior quarter. The year-over-year decrease was due to the positive resolution of certain audit issues, partially offset by an increase in taxes associated with our insurance business. The quarter-over-quarter decrease was due to the positive resolution of certain audit issues and one-time income tax charges associated with our foreign operations in the prior quarter.

TABLE 10: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Provision for income taxes – reported	$466	$546	$344	$1,012	$762
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	23	25	24	48	48
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	7	(5)	(2)	2	(2)
Impairment of goodwill, non-financial assets, and other charges	(5)	–	–	(5)	–
Restructuring charges	–	–	109	–	109
Litigation and litigation-related charge/reserve	–	–	20	–	20
Total adjustments for items of note	25	20	151	45	175
Provision for income taxes – adjusted	$491	$566	$495	$1,057	$937
Effective income tax rate – adjusted[3]	18.5%	21.1%	19.3%	19.8%	18.7%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2015 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2015. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Effective the first quarter of 2016, the presentation of the U.S. strategic cards portfolio revenues, provision for credit losses (PCL), and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Interim Consolidated Statement of Income.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $82 million, compared with $91 million in the second quarter last year, and $65 million in the prior quarter. The TEB adjustment for the six months ended April 30, 2016, was $147 million, compared with $231 million the same period last year.

TABLE 11: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Net interest income	$2,418	$2,491	$2,369	$4,909	$4,804
Non-interest income	2,469	2,540	2,409	5,009	4,873
Total revenue	4,887	5,031	4,778	9,918	9,677
Provision for credit losses	262	228	239	490	429
Insurance claims and related expenses	530	655	564	1,185	1,263
Non-interest expenses	2,095	2,079	2,075	4,174	4,160
Net income	$1,464	$1,513	$1,436	$2,977	$2,885

Selected volumes and ratios
Return on common equity	41.7%	42.6%	42.3%	42.1%	42.1%
Margin on average earning assets (including securitized assets)	2.77	2.80	2.89	2.79	2.89
Efficiency ratio	42.9	41.3	43.4	42.1	43.0
Assets under administration (billions of Canadian dollars)	$321	$308	$312	$321	$312
Assets under management (billions of Canadian dollars)	254	247	244	254	244
Number of Canadian retail branches	1,152	1,157	1,165	1,152	1,165
Average number of full-time equivalent staff	37,987	38,301	39,312	38,145	39,459

Quarterly comparison – Q2 2016 vs. Q2 2015

Canadian Retail net income for the quarter was $1,464 million, an increase of $28 million, or 2%, compared with the second quarter last year. The increase in earnings reflected loan and deposit volume growth, lower insurance claims, an additional calendar day, wealth asset growth, and higher fee-based revenue, partially offset by the impact of a higher effective tax rate, higher PCL and non-interest expenses, and a credit mark release in the acquired credit card portfolios in the prior year. The annualized ROE for the quarter was 41.7%, compared with 42.3% in the second quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $4,887 million, an increase of $109 million, or 2%, compared with the second quarter last year. Net interest income increased $49 million, or 2%, reflecting loan and deposit volume growth, and an additional calendar day this quarter, partially offset by lower margins and a credit mark release in the acquired credit card portfolios in the prior year. Non-interest income increased $60 million, or 2%, reflecting wealth asset growth, higher fee-based revenue in personal and commercial banking, and insurance premium growth. Margin on average earning assets was 2.77%, a 12 bps decrease, reflecting the low interest rate environment, competitive pricing, and a credit mark release in the acquired credit card portfolios in the prior year.

Average loan volumes increased $20 billion, or 6%, compared with the second quarter last year, reflecting 5% growth in personal loan volumes, and 11% growth in business loan volumes. Average deposit volumes increased $15 billion, or 6%, compared with the second quarter last year, reflecting 6% growth in personal deposit volumes, 4% growth in business deposit volumes, and 11% growth in wealth deposit volumes.

Assets under administration (AUA) were $321 billion as at April 30, 2016, an increase of $9 billion, or 3%, and assets under management (AUM) were $254 billion as at April 30, 2016, an increase of $10 billion, or 4%, compared with the second quarter of last year, reflecting new asset growth, partially offset by declines in market value.

PCL for the quarter was $262 million, an increase of $23 million, or 10%, compared with the second quarter last year. Personal banking PCL was $252 million, an increase of $20 million, or 9%, reflecting higher provisions in the auto lending portfolio in the current quarter. Business banking PCL was $10 million, an increase of $3 million, reflecting higher provisions and lower commercial recoveries. Annualized PCL as a percentage of credit volume was 0.30%, or an increase of 1 basis point. Net impaired loans were $757 million, a decrease of $40 million, or 5%. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.23% as at April 30, 2015.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 11

Insurance claims and related expenses for the quarter were $530 million, a decrease of $34 million, or 6%, compared with the second quarter last year primarily due to better claims experience and less severe weather conditions.

Non-interest expenses were $2,095 million, an increase of $20 million, or 1%, compared with the second quarter last year. The increase reflects business growth, investments in the business, and higher revenue-based variable expenses in the wealth business, partially offset by productivity savings.

The efficiency ratio for the quarter was 42.9%, compared with 43.4% in the second quarter last year.

Quarterly comparison – Q2 2016 vs. Q1 2016

Canadian Retail net income for the quarter decreased $49 million, or 3%, compared with the prior quarter. The decrease in earnings was primarily due to fewer calendar days in the quarter, higher PCL and non-interest expenses, and adjustments made to the recognition of commissions paid to auto dealers in the prior quarter, partially offset by higher insurance earnings. The annualized ROE for the quarter was 41.7%, compared with 42.6% in the prior quarter.

Revenue decreased $144 million, or 3%, compared with the prior quarter. Net interest income decreased $73 million, or 3%, reflecting fewer calendar days in the second quarter, and adjustments made to the recognition of commissions paid to auto dealers in the prior quarter. Non-interest income decreased $71 million, or 3%, reflecting seasonality of insurance premiums, changes in the fair value of investments supporting claims liabilities, and a change in the mix of reinsurance contracts. Margin on average earning assets was 2.77%, or a 3 bps decrease, reflecting adjustments made to the recognition of commissions paid to auto dealers in the prior quarter, the low interest rate environment, and competitive pricing.

Average loan volumes increased $2 billion, or relatively flat, compared with the prior quarter, reflecting relatively flat personal loan volumes, and 4% growth in business loan volumes. Average deposit volumes increased $3 billion, or 1%, compared with the prior quarter, reflecting 1% growth in personal deposit volumes, relatively flat business deposit volumes, and 6% growth in wealth deposit volumes.

AUA were $321 billion as at April 30, 2016, an increase of $13 billion, or 4%, and AUM were $254 billion as at April 30, 2016, an increase of $7 billion, or 3%, compared with the prior quarter, reflecting new asset growth and increases in market value.

PCL for the quarter increased $34 million, or 15%, compared with the prior quarter. Personal banking PCL for the quarter increased $27 million, or 12%, reflecting a sale of charged-off accounts in the prior quarter. Business banking PCL increased $7 million reflecting higher provisions. Annualized PCL as a percentage of credit volume was 0.30%, or a 5 bps increase. Net impaired loans decreased $9 million, or 1%. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.21% as at January 31, 2016.

Insurance claims and related expenses for the quarter decreased $125 million, or 19%, compared with the prior quarter reflecting seasonality of insurance claims, changes in the fair value of investments supporting claims liabilities, and a change in the mix of reinsurance contracts.

Non-interest expenses increased $16 million, or 1%, reflecting timing of investments in the business and business growth, partially offset by fewer calendar days in the second quarter.

The efficiency ratio for the quarter was 42.9%, compared with 41.3% in the prior quarter.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Canadian Retail net income for the six months ended April 30, 2016, was $2,977 million, an increase of $92 million, or 3%, compared with the same period last year. The increase in earnings reflects loan and deposit volume growth, lower insurance claims, higher fee-based revenue, and wealth asset growth, partially offset by the impact of a higher effective tax rate and higher PCL. The annualized ROE for the period was 42.1%, flat compared with same period last year.

Revenue for the quarter was $9,918 million, an increase of $241 million, or 2%, compared with the same period last year. Net interest income increased $105 million, or 2%, reflecting loan and deposit volume growth, an additional calendar day, and adjustments made to the recognition of commissions paid to auto dealers, partially offset by lower margins and a credit mark release in the acquired credit card portfolios in the prior year. Non-interest income increased $136 million, or 3%, reflecting higher fee-based revenue in personal and commercial banking, wealth asset growth, a change in mix of reinsurance contracts, and higher insurance premiums, partially offset by changes in the fair value of investments supporting claims liabilities. Margin on average earning assets was 2.79%, a 10 bps decrease, reflecting the low interest rate environment and competitive pricing.

Average loan volumes increased $20 billion, or 6%, compared with the same period last year, reflecting 5% growth in personal loan volumes, and 11% growth in business loan volumes. Average deposit volumes increased $14 billion, or 6%, compared with the same period last year, reflecting 6% growth in personal deposit volumes, 4% growth in business deposit volumes, and 10% growth in wealth deposit volumes.

PCL was $490 million, an increase of $61 million, or 14%, compared with the same period last year. Personal banking PCL was $477 million, an increase of $55 million, or 13%, reflecting higher provisions in the auto lending portfolio in the current period. Business banking PCL was $13 million, an increase of $6 million, reflecting higher provisions and lower commercial recoveries. Annualized PCL as a percentage of credit volume was 0.27%, an increase of 2 bps, compared with the same period last year.

Insurance claims and related expenses were $1,185 million, a decrease of $78 million, or 6%, compared with the same period last year reflecting changes in the fair value of investments supporting claims liabilities, less severe weather conditions, better claims experience, and more favourable prior years’ claims development, partially offset by a change in the mix of reinsurance contracts.

Non-interest expenses were $4,174 million, an increase of $14 million compared with the same period last year. The increase reflects business growth and higher revenue-based variable expenses in the wealth business, partially offset by productivity savings.

The efficiency ratio was 42.1%, compared with 43.0% in the same period last year.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 12

TABLE 12: U.S. RETAIL[1,2]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	April 30	January 31	April 30	April 30	January 31	April 30
	2016	2016	2015	2016	2016	2015
Net interest income	$1,737	$1,769	$1,516	$1,308	$1,288	$1,215
Non-interest income	553	630	519	417	459	415
Total revenue	2,290	2,399	2,035	1,725	1,747	1,630
Provision for credit losses[3]	162	221	101	123	160	81
Non-interest expenses – reported	1,416	1,406	1,329	1,067	1,022	1,065
Non-interest expenses – adjusted	1,416	1,406	1,277	1,067	1,022	1,023
U.S. Retail Bank net income – reported[4]	611	642	509	459	470	407
Adjustments for items of note, net of income taxes[5]
Litigation and litigation-related charge/reserve	–	–	32	–	–	26
U.S. Retail Bank net income – adjusted[4]	611	642	541	459	470	433
Equity in net income of an investment in TD Ameritrade	108	109	85	78	82	69
Net income – adjusted	719	751	626	537	552	502
Net income – reported	$719	$751	$594	$537	$552	$476

Selected volumes and ratios
Return on common equity – reported	8.7%	8.7%	7.9%	8.7%	8.7%	7.9%
Return on common equity – adjusted	8.7	8.7	8.3	8.7	8.7	8.3
Margin on average earning assets[6]	3.11	3.11	3.14	3.11	3.11	3.14
Efficiency ratio – reported	61.8	58.6	65.3	61.8	58.6	65.3
Efficiency ratio – adjusted	61.8	58.6	62.8	61.8	58.6	62.8
Assets under administration (billions of dollars)	$15	$17	$13	$12	$12	$11
Assets under management (billions of dollars)	90	100	88	72	71	73
Number of U.S. retail stores	1,265	1,264	1,302	1,265	1,264	1,302
Average number of full-time equivalent staff	25,599	25,226	25,775	25,599	25,226	25,775
					For the six months ended
			Canadian dollars			U.S. dollars
			April 30	April 30	April 30	April 30
			2016	2015	2016	2015
Net interest income			$3,506	$2,946	$2,596	$2,441
Non-interest income			1,183	1,030	876	853
Total revenue			4,689	3,976	3,472	3,294
Provision for credit losses[3]			383	208	283	175
Non-interest expenses – reported			2,822	2,507	2,089	2,075
Non-interest expenses – adjusted			2,822	2,455	2,089	2,033
U.S. Retail Bank net income – reported[4]			1,253	1,044	929	864
Adjustments for items of note, net of income taxes[5]
Litigation and litigation-related charge/reserve			–	32	–	26
U.S. Retail Bank net income – adjusted[4]			1,253	1,076	929	890
Equity in net income of an investment in TD Ameritrade			217	175	160	148
Net income – adjusted			1,470	1,251	1,089	1,038
Net income – reported			$1,470	$1,219	$1,089	$1,012

Selected volumes and ratios
Return on common equity – reported			8.7%	8.2%	8.7%	8.2%
Return on common equity – adjusted			8.7	8.4	8.7	8.4
Margin on average earning assets[6]			3.11	3.17	3.11	3.17
Efficiency ratio – reported			60.2	63.1	60.2	63.0
Efficiency ratio – adjusted			60.2	61.7	60.2	61.7
Assets under administration (billions of dollars)			$15	$13	$12	$11
Assets under management (billions of dollars)			90	88	72	73
Number of U.S. retail stores			1,265	1,302	1,265	1,302
Average number of full-time equivalent staff			25,410	25,900	25,410	25,900
1	Certain comparative amounts and ratios have been recast to conform with the revised presentation for the U.S. strategic cards portfolio adopted in the first quarter of 2016. For further details, refer to the "How our Businesses Performed" section of this document.
2	Revenue, PCL, and expenses include only the Bank’s agreed portion of the U.S. strategic cards portfolio.
3	Includes provisions for credit losses on ACI loans including all Federal Deposit Insurance Corporation (FDIC) covered loans and debt securities classified as loans.
4	Before the equity in net income of the Bank's investment in TD Ameritrade.
5	For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 13

Quarterly comparison – Q2 2016 vs. Q2 2015

U.S. Retail net income for the quarter was $719 million (US$537 million), which included net income of $611 million (US$459 million) from the U.S. Retail Bank and $108 million (US$78 million) from the Bank's investment in TD Ameritrade. U.S. Retail reported earnings increased US$61 million, or 13%, compared with the second quarter last year, while adjusted earnings were up US$35 million, or 7%. U.S. Retail Canadian dollar earnings benefited from the strength of the U.S. dollar with reported earnings up $125 million, or 21%, and adjusted earnings up $93 million, or 15%. The reported and adjusted annualized ROE for the quarter was 8.7%, compared with 7.9% and 8.3%, respectively, in the second quarter last year.

U.S. Retail Bank reported net income for the quarter increased US $52 million, or 13%, compared with the second quarter last year. U.S. Retail Bank adjusted net income increased US$26 million, or 6%, due to higher loan and deposit volumes, partially offset by higher expenses and PCL. The contribution from TD Ameritrade of US$78 million was up US$9 million, or 13% compared with the second quarter last year, reflecting asset growth and higher trading volumes.

U.S. Retail Bank revenue is derived from retail and commercial banking operations, wealth management services, and investments. Revenue for the quarter was US$1,725 million, an increase of US$95 million, or 6%, compared with the second quarter last year. Net interest income increased US$93 million, or 8%, reflecting loan and deposit growth, the benefit of an acquisition in the strategic cards portfolio, and an additional day, partially offset by lower margins. Non-interest income was relatively flat compared with the second quarter last year, as higher personal banking fee revenue was offset by lower commercial banking fee revenue. Margin on average earning assets was 3.11%, a 3 bps decrease compared with the second quarter last year, primarily due to lower loan margins.

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$13 billion, or 11%, compared with the second quarter last year due to growth in business and personal loans of 17% and 4%, respectively. Average deposit volumes increased US$20 billion, or 10%, compared with the second quarter last year, reflecting 8% growth in business deposit volumes, 8% growth in personal deposit volumes and a 12% increase in sweep deposit volume from TD Ameritrade.

AUA were US$12 billion as at April 30, 2016, an increase of 9%, compared with the second quarter last year, primarily due to an increase in private banking balances. AUM were US$72 billion as at April 30, 2016, relatively flat compared with the second quarter last year.

PCL for the quarter was US$123 million, an increase of US$42 million, or 52%, compared with the second quarter last year, primarily due to higher provisions for commercial, auto lending, and credit card loans. Personal banking PCL was US$86 million, an increase of US$9 million, or 12%, compared with the second quarter last year. The increase was primarily related to auto lending and credit card loans. Business banking PCL was US$36 million, a US$23 million increase as compared to the second quarter last year primarily due to a commercial portfolio annual parameter update and an allowance increase reflecting the current economic environment. PCL associated with debt securities classified as loans was US$1 million, an increase of US$10 million. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.6 billion, an increase of US$330 million, or 25%, compared with the second quarter last year. The increase was related to certain legacy performing home equity loans that were classified as impaired due to concerns about the borrowers' ability to continue to pay under modified terms. As the borrowers demonstrate an ability to perform under the modified terms, the loans are returned to performing status. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.2% as at April 30, 2016, an increase of 12 bps compared with the second quarter last year. Net impaired debt securities classified as loans were US$731 million, a decrease of US$119 million, or 14%, compared with the second quarter last year.

Non-interest expenses for the quarter were US$1,067 million. Adjusted non-interest expenses increased US$44 million, or 4%, reflecting investments in the business, volume growth, higher compensation and benefits, and an additional day, partially offset by productivity savings.

The reported and adjusted efficiency ratios for the quarter were 61.8%, compared with 65.3% and 62.8%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2016 vs. Q1 2016

U.S. Retail earnings decreased US$15 million, or 3%, compared with the prior quarter. U.S. Retail Canadian dollar earnings were down $32 million, or 4%. The annualized ROE for the quarter was 8.7%, flat compared to the prior quarter.

U.S. Retail Bank net income for the quarter decreased US$11 million, or 2%, compared with the prior quarter, due to lower revenue and higher expenses, partially offset by lower PCL. The contribution from TD Ameritrade decreased US$4 million, or 5%, compared with the prior quarter, primarily due to higher operating expenses, partially offset by increased transaction-based revenue.

Revenue for the quarter decreased US$22 million, or 1%, compared with the prior quarter. Net interest income increased US$20 million, or 2%, reflecting higher volumes, a full quarter benefit of the December 2015 Fed rate increase (the “Rate Increase”), partially offset by lower loan margins and fewer days in the quarter. Non-interest income decreased US$42 million, or 9%, primarily reflecting a seasonal decline in fees and weaker market conditions. Margin on average earning assets was 3.11%, flat compared with the prior quarter, reflecting a full quarter benefit of the Rate Increase, offset by lower loan margins and balance sheet mix.

Average loan volumes increased modestly compared with the prior quarter, due to growth in the commercial portfolio, offset by seasonal decline in credit card loans. Average deposit volumes increased US$6 billion, or 3%, compared with the prior quarter, reflecting 4% growth in personal deposit volume and 3% growth in sweep deposit volume from TD Ameritrade.

AUA and AUM were US$12 billion and US$72 billion, respectively, as at April 30, 2016, relatively flat compared with the prior quarter.

PCL for the quarter decreased US$37 million, or 23%, compared with the prior quarter, primarily due to typical seasonal reductions in credit card balances. Personal banking PCL was US$86 million, down US$33 million compared with the prior quarter, reflecting seasonality in the credit card loan portfolios. Business banking PCL was US$36 million, a decrease of US$4 million compared with the prior quarter. PCL associated with debt securities classified as loans was US$1 million, flat compared with the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.6 billion, a decrease of US$58 million, or 3% compared with the prior quarter. The decrease was mainly related to certain legacy home equity loans returning to performing status after demonstrating a sustained ability to pay under modified terms. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans decreased 7 bps compared to the prior quarter. Net impaired debt securities classified as loans decreased US$34 million, or 5%, compared with the prior quarter.

Non-interest expenses for the quarter increased US$45 million, or 4%, compared with the prior quarter. Approximately half of the increase was due to favourable items in the prior quarter and the remainder was due to an increase of investments in the business and higher compensation and benefits.

The efficiency ratio for the quarter was 61.8%, compared with 58.6% in the prior quarter.

Year-to-date comparison – Q2 2016 vs. Q2 2015

U.S. Retail net income for the six months ended April 30, 2016, was $1,470 million (US$1,089 million), which included net income of $1,253 million (US$929 million) from the U.S. Retail Bank and $217 million (US$160 million) from the Bank’s investment in TD Ameritrade. U.S. Retail reported earnings increased US$77 million, or 8%, compared with the same period last year, while adjusted earnings were up US$51 million, or 5%. Canadian dollar earnings benefited from the strength of the U.S. dollar, with reported earnings up $251 million, or 21%, and adjusted earnings up $219 million, or 18%. The reported and adjusted annualized ROEs for the six months ended April 30, 2016, were 8.7%, compared with 8.2% and 8.4%, respectively, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 14

U.S. Retail Bank net income on a reported basis increased US$65 million, or 8%, compared with the same period last year. U.S. Retail Bank adjusted net income increased US$39 million, or 4%, compared with the same period last year, due to higher loan and deposit volumes and contribution from an acquisition in the strategic cards portfolio, partially offset by higher expenses and PCL. The contribution from TD Ameritrade of US$160 million increased US$12 million, or 8%, compared with the same period last year, primarily due to higher asset-based revenue, partially offset by lower transaction-based revenue.

Revenue was US$3,472 million, an increase of US$178 million, or 5%, compared with the same period last year. Net interest income increased US$155 million, or 6%, reflecting volume growth, and the benefit of an acquisition in the strategic cards portfolio, partially offset by lower margins. Non-interest income increased US$23 million, or 3%, primarily reflecting customer account growth and higher transaction volumes, partially offset by weaker market conditions. Margin on average earning assets was 3.11%, a 6 bps decrease compared with the same period last year, primarily due to the competitive environment and less favourable balance sheet mix as a result of deposit volume growth.

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$14 billion, or 12%, compared with the same period last year due to growth in business loans and personal loans of 19% and 4%, respectively. Average deposit volumes increased US$18 billion, or 9%, compared with the same period last year reflecting 8% growth in business deposits, 8% growth in personal deposits, and 11% growth in sweep deposit volume from TD Ameritrade.

PCL was US$283 million, an increase of US$108 million, or 62%, compared with the same period last year. Personal banking PCL was US$205 million, an increase of US$35 million, or 21%, compared with the same period last year, primarily due to higher provisions for credit card loans and auto loans. Business banking PCL was US$76 million, an increase of US$63 million compared to the same period last year, primarily due to commercial loan volume growth and an allowance increase reflecting the current economic environment. PCL associated with debt securities classified as loans was US$2 million, an increase of US$10 million. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.41%, an increase of 11 bps compared to the same period last year.

Non-interest expenses for the six months ended April 30, 2016, were US$2,089 million. While reported non-interest expenses for the period were relatively flat compared with the same period last year, adjusted non-interest expenses increased US$56 million, or 3%, primarily due to an increase of investments in the business and volume growth, largely offset by productivity savings.

The reported and adjusted efficiency ratio for the period was 60.2%, compared with 63.0% and 61.7%, respectively, for the same period last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 8 of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TABLE 13: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Net interest income (TEB)	$440	$459	$584	$899	$1,181
Non-interest income	326	205	200	531	314
Total revenue	766	664	784	1,430	1,495
Provision for credit losses	50	12	–	62	2
Non-interest expenses	441	429	447	870	880
Net income	$219	$161	$246	$380	$438

Selected volumes and ratios
Trading-related revenue	$429	$380	$424	$809	$804
Gross drawn (billions of dollars)[1]	19	18	14	19	14
Return on common equity	14.8%	10.6%	17.7%	12.7%	15.3%
Efficiency ratio	57.6	64.6	57.0	60.8	58.9
Average number of full-time equivalent staff	3,649	3,712	3,771	3,681	3,758
1	Includes gross loans and bankers' acceptances, excluding letters of credit and before any cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q2 2016 vs. Q2 2015

Wholesale Banking net income for the quarter was $219 million, a decrease of $27 million, or 11%, compared with the second quarter last year reflecting lower revenue and higher PCL, partially offset by lower non-interest expenses and a lower effective tax rate. The annualized ROE for the quarter was 14.8%, compared with 17.7% in the second quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $766 million, a decrease of $18 million, or 2%, compared with the second quarter last year reflecting lower fixed income trading and lower equity underwriting fees, partially offset by higher advisory and corporate lending fees.

PCL increased $50 million compared with the second quarter last year reflecting specific provisions in the oil and gas sector, and the accrual cost of credit protection.

Non-interest expenses were $441 million, a decrease of $6 million, or 1%, compared with the second quarter last year, reflecting lower operating expenses and variable compensation, partially offset by the unfavourable impact of foreign exchange translation.

Quarterly comparison – Q2 2016 vs. Q1 2016

Wholesale Banking net income for the quarter increased $58 million, or 36%, compared with the prior quarter reflecting higher revenue and a lower effective tax rate, partially offset by higher PCL and higher non-interest expenses. The annualized ROE for the quarter was 14.8%, compared with 10.6% in the prior quarter.

Revenue for the quarter increased $102 million, or 15%, compared with the prior quarter reflecting higher equity and debt underwriting fees and improved trading-related revenue.

PCL for the quarter was $50 million, an increase of $38 million, reflecting specific provisions in the oil and gas sector, and the accrual cost of credit protection.

Non-interest expenses for the quarter increased $12 million, or 3%, compared with the prior quarter, reflecting higher variable compensation, partially offset by lower operating expenses and the favourable impact of foreign exchange translation.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 15

Year-to-date comparison – Q2 2016 vs. Q2 2015

Wholesale Banking net income for the six months ended April 30, 2016, was $380 million, a decrease of $58 million, or 13%, compared with the same period last year reflecting lower revenue and higher PCL, partially offset by lower non-interest expenses and a lower effective tax rate. The annualized ROE was 12.7%, compared with 15.3% in the same period last year.

Revenue was $1,430 million, a decrease of $65 million, or 4%, compared with the same period last year reflecting lower equity trading and underwriting fees, partially offset by higher advisory and corporate lending fees.

PCL was $62 million, an increase of $60 million compared with the same period last year, reflecting specific provisions in the oil and gas sector, and the accrual cost of credit protection.

Non-interest expenses were $870 million, a decrease of $10 million, or 1%, compared with the same period last year, reflecting lower variable compensation and operating expenses, partially offset by the unfavourable impact of foreign exchange translation.

TABLE 14: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Net income (loss) – reported	$(350)	$(202)	$(417)	$(552)	$(623)
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	63	65	65	128	128
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio	51	(41)	(15)	10	(15)
Impairment of goodwill, non-financial assets, and other charges	116	–	–	116	–
Restructuring charges	–	–	228	–	228
Net income (loss) – adjusted	$(120)	$(178)	$(139)	$(298)	$(282)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(196)	$(203)	$(177)	$(399)	$(349)
Other	48	(4)	10	44	12
Non-controlling interests	28	29	28	57	55
Net income (loss) – adjusted	$(120)	$(178)	$(139)	$(298)	$(282)
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q2 2016 vs. Q2 2015

Corporate segment's reported net loss for the quarter was $350 million, compared with a reported net loss of $417 million in the second quarter last year. Reported net loss included impairment of goodwill, non-financial assets, and other charges of $116 million after tax in the current quarter and restructuring charges of $228 million after tax in the second quarter last year. Adjusted net loss was $120 million, compared with an adjusted net loss of $139 million in the second quarter last year. Adjusted net loss decreased due to higher contribution from Other Items, partially offset by higher net corporate expenses. Other items included positive tax items recognized in the current quarter and higher revenue from treasury and balance sheet management activities, partially offset by higher provisions for incurred but not identified credit losses due to an increase in portfolio risk, credit deterioration in exposures impacted by low oil and gas prices, and volume growth within the Canadian Retail and Wholesale Banking loan portfolios. Net corporate expenses increased due to ongoing investments in enterprise and regulatory projects.

Quarterly comparison – Q2 2016 vs. Q1 2016

Corporate segment's reported net loss for the quarter was $350 million, compared with a reported net loss of $202 million in the prior quarter. Reported net loss in the current quarter included impairment of goodwill, non-financial assets, and other charges of $116 million after tax. Adjusted net loss was $120 million, compared with an adjusted net loss of $178 million in the prior quarter. Adjusted net loss decreased primarily due to higher contribution from Other Items which included positive tax items this quarter and lower net corporate expenses.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Corporate segment’s reported net loss for the six months ended April 30, 2016, was $552 million, compared with a reported net loss of $623 million in the same period last year. Reported net loss included impairment of goodwill, non-financial assets, and other charges of $116 million after tax in the current quarter and restructuring charges of $228 million after tax in the second quarter last year. Adjusted net loss for the six months ended April 30, 2016, was $298 million, compared with an adjusted net loss of $282 million in the same period last year. The increase in adjusted net loss was due to higher net corporate expenses, partially offset by higher contribution from Other Items. Net corporate expenses increased due to ongoing investments in enterprise and regulatory projects. The higher contribution from Other Items was primarily driven by higher revenue from treasury and balance sheet management activities and positive tax items recognized during the current quarter, partially offset by higher provisions for incurred but not identified credit losses due to an increase in portfolio risk, credit deterioration in exposures impacted by low oil and gas prices, and volume growth within the Canadian Retail and Wholesale Banking loan portfolios.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 16

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 15: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)				For the three months ended
		2016				2015		2014
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Net interest income	$4,880	$5,047	$4,887	$4,697	$4,580	$4,560	$4,457	$4,435
Non-interest income	3,379	3,563	3,160	3,309	3,179	3,054	2,995	3,074
Total revenue	8,259	8,610	8,047	8,006	7,759	7,614	7,452	7,509
Provision for credit losses	584	642	509	437	375	362	371	338
Insurance claims and related expenses	530	655	637	600	564	699	720	771
Non-interest expenses	4,736	4,653	4,911	4,292	4,705	4,165	4,331	4,040
Provision for (recovery of) income taxes	466	546	259	502	344	418	370	330
Equity in net income of an investment in
TD Ameritrade	109	109	108	91	88	90	86	77
Net income – reported	2,052	2,223	1,839	2,266	1,859	2,060	1,746	2,107
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	63	65	65	62	65	63	62	60
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	51	(41)	(21)	(19)	(15)	–	–	(24)
Impairment of goodwill, non-financial assets,
and other charges	116	–	–	–	–	–	–	–
Restructuring charges	–	–	243	–	228	–	–	–
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs	–	–	51	–	–	–	–	–
Litigation and litigation-related charge/reserve	–	–	–	(24)	32	–	–	–
Integration charges relating to the
acquisition of the credit card portfolio
of MBNA Canada	–	–	–	–	–	–	54	27
Set-up, conversion and other one-time
costs related to affinity relationship with
Aimia and acquisition of Aeroplan Visa
credit card accounts	–	–	–	–	–	–	–	16
Impact of Alberta flood on the loan portfolio	–	–	–	–	–	–	–	(19)
Total adjustments for items of note	230	24	338	19	310	63	116	60
Net income – adjusted	2,282	2,247	2,177	2,285	2,169	2,123	1,862	2,167
Preferred dividends	37	25	26	25	24	24	32	25
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,245	2,222	2,151	2,260	2,145	2,099	1,830	2,142
Attributable to:
Non-controlling interests – adjusted	28	29	29	28	28	27	27	27
Common shareholders – adjusted	$2,217	$2,193	$2,122	$2,232	$2,117	$2,072	$1,803	$2,115

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.07	$1.17	$0.96	$1.20	$0.98	$1.09	$0.92	$1.12
Adjusted	1.20	1.18	1.15	1.21	1.15	1.12	0.98	1.15
Diluted earnings per share
Reported	1.07	1.17	0.96	1.19	0.97	1.09	0.91	1.11
Adjusted	1.20	1.18	1.14	1.20	1.14	1.12	0.98	1.15
Return on common equity – reported	12.5%	13.3%	11.4%	14.9%	12.8%	14.6%	13.1%	16.3%
Return on common equity – adjusted	14.0	13.5	13.5	15.0	15.0	15.1	14.0	16.8
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 17

BALANCE SHEET REVIEW

TABLE 16: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)		As at
	April 30, 2016	October 31, 2015
Assets
Interest-bearing deposits with banks	$47,778	$42,483
Derivatives	73,092	69,438
Available-for-sale securities	93,644	88,782
Securities purchased under reverse repurchase agreements	93,820	97,364
Loans, net of allowance for loan losses	553,364	544,341
Amounts receivable from brokers, dealers, and clients	26,305	21,996
Liabilities
Trading deposits	66,402	74,759
Derivatives	67,283	57,218
Deposits	714,531	695,576
Obligations related to securities sold under repurchase agreements	63,828	67,156

Total assets were $1,125 billion as at April 30, 2016, an increase of $20 billion, or 2%, from October 31, 2015. The increase was primarily due to an increase in loans, net of allowance for loan losses of $9 billion, interest-bearing deposits with banks of $5 billion, AFS securities of $5 billion, amounts received from brokers, dealers and clients of $4 billion, and derivatives of $4 billion, partially offset by a decrease in securities purchased under reverse repurchase agreements of $4 billion. Foreign currency translation, primarily in the U.S. Retail segment, reduced total assets by $18 billion, or 2%.

Loans, net of allowance for loan losses increased $9 billion primarily due to an increase in the Canadian Retail and Wholesale Banking. The increase in the Canadian Retail segment was primarily due to growth in business and government loans and residential mortgages. The increase in the Wholesale Banking segment was primarily due to growth in business and government loans.

Interest-bearing deposits with banks increased $5 billion primarily due to higher volumes.

Available-for-sale securities increased $5 billion primarily due to new investments, net of maturities and sales.

Amounts received from brokers, dealers and clients increased $4 billion primarily due to trades awaiting settlement.

Derivatives increased $4 billion primarily due to the current interest rate and foreign exchange environment.

Securities purchased under reverse repurchase agreements decreased $4 billion primarily due to a decrease in trade volumes.

Total liabilities were $1,057 billion as at April 30, 2016, an increase of $20 billion, or 2%, from October 31, 2015. The increase was primarily due to an increase in deposits of $19 billion and derivatives of $10 billion, partially offset by a decrease in trading deposits of $8 billion and obligations related to securities sold under repurchase agreements of $3 billion. Foreign currency translation, primarily in the U.S. Retail segment, reduced total liabilities by $17 billion, or 2%.

Deposits increased $19 billion largely driven by the Corporate and Canadian Retail segments, partially offset by a decrease in the U.S. Retail segment. The increase in the Corporate segment was primarily due to senior debt and covered bond issuances. Canadian Retail reflected increases in personal non-term deposits. U.S. Retail deposits decreased primarily due to the impact of foreign currency translation.

Derivatives increased $10 billion primarily due to the current interest rate and foreign exchange environment.

Trading deposits decreased $8 billion primarily due to a decrease in certificates of deposit in Wholesale Banking.

Obligations related to securities sold under repurchase agreements decreased $3 billion primarily due to a decrease in trade volumes.

Equity was $68 billion as at April 30, 2016, an increase of $1 billion, or 1%, from October 31, 2015. The increase was primarily due to growth in retained earnings and a preferred share issuance partially offset by a decrease in accumulated other comprehensive income driven by cumulative translation adjustment losses net of hedging, as a result of foreign currency translation.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 18

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2016 vs. Q2 2015

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans were $3,567 million as at April 30, 2016, an increase of $662 million, or 23%, compared with the second quarter last year, primarily due to U.S. home equity line of credit new impaired loan formations and the impact of foreign exchange. U.S. Retail gross impaired loans increased $555 million, or 31%, compared with the second quarter last year, primarily due to U.S. home equity line of credit new impaired loan formations and the impact of foreign exchange. Canadian Retail gross impaired loans decreased $43 million, or 4%, compared with the second quarter last year. Net impaired loans were $2,908 million as at April 30, 2016, an increase of $527 million, or 22%, compared with the second quarter last year, primarily due to U.S. home equity line of credit new impaired loan formations and the impact of foreign exchange.

The allowance for credit losses of $4,009 million as at April 30, 2016, was composed of a counterparty-specific allowance of $405 million, a collectively assessed allowance for individually insignificant impaired loans of $524 million, and an allowance for incurred but not identified credit losses of $3,080 million.

The counterparty-specific allowance increased $41 million, or 11%, compared with the second quarter last year primarily due to an increase in the non-retail oil and gas portfolio and the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans increased $46 million, or 10%, compared with the second quarter last year primarily due to the impact of foreign exchange, the U.S. strategic cards portfolio and the U.S. home equity line of credit portfolio. The allowance for incurred but not identified credit losses increased $509 million, or 20%, compared with the second quarter last year primarily due to volume growth, credit deterioration in exposures impacted by low oil and gas prices and the impact of foreign exchange.

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level as at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the second quarter of 2016, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the change for the quarter.

Quarterly comparison – Q2 2016 vs. Q1 2016

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans decreased $232 million, or 6%, compared with the prior quarter primarily due to the impact of foreign exchange and the U.S. home equity line of credit portfolio. Impaired loans net of allowance decreased $235 million, or 7%, compared with the prior quarter, primarily due to the impact of foreign exchange and the U.S. home equity line of credit portfolio.

The counterparty-specific allowance increased $9 million, or 2%, compared with the prior quarter. The collectively assessed allowance for individually insignificant impaired loans decreased $44 million, or 8%, compared with the prior quarter, primarily due to the impact of foreign exchange and seasonality in the U.S. cards portfolio. The allowance for incurred but not identified credit losses decreased $94 million, or 3%, compared with the prior quarter primarily due to the impact of foreign exchange offset by credit deterioration in exposures impacted by low oil and gas prices.

TABLE 17: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Personal, Business, and Government Loans[1,2]
Impaired loans as at beginning of period	$3,799	$3,244	$2,967	$3,244	$2,731
Classified as impaired during the period	1,453	1,717	1,124	3,170	2,292
Transferred to not impaired during the period	(414)	(370)	(290)	(784)	(580)
Net repayments	(391)	(399)	(265)	(790)	(546)
Disposals of loans	–	–	–	–	(8)
Amounts written off	(592)	(559)	(535)	(1,151)	(1,092)
Recoveries of loans and advances previously written off	–	–	–	–	–
Exchange and other movements	(288)	166	(96)	(122)	108
Impaired loans as at end of period	$3,567	$3,799	$2,905	$3,567	$2,905

1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

TABLE 18: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	April 30	January 31	April 30
	2016	2016	2015
Allowance for loan losses for on-balance sheet loans
Counterparty-specific	$405	$396	$364
Individually insignificant	524	568	478
Incurred but not identified credit losses	2,687	2,762	2,308
Total allowance for loan losses for on-balance sheet loans	3,616	3,726	3,150
Allowance for off-balance sheet positions
Incurred but not identified credit losses	393	412	263
Total allowance for off-balance sheet positions	393	412	263
Allowance for credit losses	$4,009	$4,138	$3,413
Impaired loans, net of allowance[1,2]	$2,908	$3,143	$2,381
Net impaired loans as a percentage of net loans[1,2]	0.51%	0.54%	0.46%
Provision for credit losses as a percentage of net average loans and acceptances	0.42	0.44	0.30

1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 19

Oil and Gas Exposure

From the beginning of fiscal 2015, West Texas Intermediate crude oil prices fell from approximately US$80 per barrel to US$46 as at April 30, 2016. Within the non-retail credit portfolio, TD had $4.4 billion of drawn exposure to oil and gas producers and services as at April 30, 2016, representing less than 1% of the Bank’s total gross loans and acceptances outstanding. Of the $4.4 billion drawn exposure, $1.4 billion is to investment grade borrowers and $3.0 billion to non-investment grade borrowers based on the Bank’s internal rating system. The portfolio of oil and gas exposure is broadly diversified and consistent with TD’s North American strategy. For certain producers, a borrowing base re-determination is performed on a semi-annual basis, the results of which are used to determine exposure levels and credit terms. Within the producers and services segment, there has been new impaired loan formations within expectations which have contributed to higher provisions in the quarter. Within the retail credit portfolios, TD had $61.7 billion of consumer and small business outstanding exposure in Alberta, Saskatchewan, and Newfoundland and Labrador as at April 30, 2016, the regions most impacted by lower oil prices. Excluding real estate secured lending, consumer and small business banking drawn exposure represents 2% of the Bank’s total gross loans and acceptances outstanding. The Bank regularly conducts stress testing on its credit portfolios in light of current market conditions. The Bank’s portfolios continue to perform within expectations given the current level and near term outlook for commodity prices in this sector. TD expects such losses to be manageable given the Bank's relatively small exposure to the oil and gas sector.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 19: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)											As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								April 30, 2016
Canada
Atlantic provinces	$3,965	2.1%	$1,825	1.0%	$553	0.9%	$983	1.6%	$4,518	1.8%	$2,808	1.1%
British Columbia[4]	18,165	9.8	15,310	8.2	2,991	4.8	8,182	13.2	21,156	8.5	23,492	9.5
Ontario[4]	50,429	27.1	38,431	20.6	10,056	16.2	22,433	36.1	60,485	24.4	60,864	24.5
Prairies[4]	27,261	14.6	12,379	6.7	4,391	7.1	7,787	12.5	31,652	12.8	20,166	8.1
Québec	11,897	6.4	6,424	3.5	1,734	2.8	2,976	4.8	13,631	5.5	9,400	3.8
Total Canada	111,717	60.0%	74,369	40.0%	19,725	31.8%	42,361	68.2%	131,442	53.0%	116,730	47.0%
United States	904		24,992		10		12,674		914		37,666
Total	$112,621		$99,361		$19,735		$55,035		$132,356		$154,396

								October 31, 2015
Canada
Atlantic provinces	$4,086	2.2%	$1,675	0.9%	$580	0.9%	$965	1.6%	$4,666	1.9%	$2,640	1.1%
British Columbia[4]	19,364	10.5	14,099	7.6	3,173	5.2	7,798	12.7	22,537	9.1	21,897	8.9
Ontario[4]	53,592	29.0	34,447	18.6	10,603	17.4	21,411	34.8	64,195	26.1	55,858	22.7
Prairies[4]	27,890	15.1	11,477	6.2	4,607	7.5	7,596	12.4	32,497	13.2	19,073	7.7
Québec	12,435	6.7	5,944	3.2	1,816	3.0	2,768	4.5	14,251	5.8	8,712	3.5
Total Canada	117,367	63.5%	67,642	36.5%	20,779	34.0%	40,538	66.0%	138,146	56.1%	108,180	43.9%
United States	951		26,413		10		13,439		961		39,852
Total	$118,318		$94,055		$20,789		$53,977		$139,107		$148,032
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 20

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 20: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						April 30, 2016
Canada	1.2%	4.4%	7.8%	14.7%	38.4%	31.6%	1.9%	–%	100%
United States	3.1	4.1	14.0	4.6	13.8	59.0	1.1	0.3	100
Total	1.4%	4.4%	8.6%	13.5%	35.4%	34.8%	1.8%	0.1%	100%

						October 31, 2015
Canada	1.2%	4.4%	7.9%	14.3%	37.5%	31.8%	2.9%	–%	100%
United States	2.6	2.9	16.1	4.1	12.3	61.2	0.6	0.2	100
Total	1.4%	4.3%	8.9%	13.0%	34.3%	35.4%	2.6%	0.1%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 21: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
		April 30, 2016			October 31, 2015
Canada
Atlantic provinces	74%	67%	72%	73%	68%	72%
British Columbia[6]	68	62	65	68	63	66
Ontario[6]	69	65	67	68	64	67
Prairies[6]	73	69	71	73	68	71
Québec	73	71	72	72	70	72
Total Canada	69	65	68	70	65	68
United States	67	62	64	70	61	64
Total	69%	64%	67%	70%	64%	67%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at April 30, 2016, the Bank had approximately $2.6 billion (October 31, 2015 – $2.6 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, defined as the total PCL of the quarter divided by the average month-end loan balance, was approximately 5.82% on an annual basis (October 31, 2015 – 3.43%). PCL primarily increased due to higher provisions for individually insignificant impaired loans, reflecting continued weakness in oil and gas impacted regions. These loans are recorded at amortized cost.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 21

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 22: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)
													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											April 30, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	263	6	269	–	–	–	–	7	33	3	43	312
Ireland	–	–	–	–	4	–	493	497	–	–	–	–	497
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	–	64	47	111	–	–	43	43	11	–	–	11	165
Total GIIPS	–	327	53	380	4	–	536	540	18	33	3	54	974
Rest of Europe
Belgium	920	–	16	936	226	22	4	252	23	–	–	23	1,211
Finland	6	245	13	264	–	20	54	74	–	1,284	–	1,284	1,622
France	431	–	211	642	91	782	1,324	2,197	27	6,290	206	6,523	9,362
Germany	950	527	45	1,522	430	938	756	2,124	73	8,792	9	8,874	12,520
Netherlands	476	348	546	1,370	598	337	282	1,217	53	3,954	434	4,441	7,028
Sweden	–	67	222	289	–	154	32	186	–	764	376	1,140	1,615
Switzerland	1,058	256	181	1,495	51	–	870	921	7	–	155	162	2,578
United Kingdom	2,042	2,032	58	4,132	739	470	3,852	5,061	120	401	3,525	4,046	13,239
Other[6]	114	4	7	125	61	170	276	507	1	1,093	530	1,624	2,256
Total Rest of Europe	5,997	3,479	1,299	10,775	2,196	2,893	7,450	12,539	304	22,578	5,235	28,117	51,431
Total Europe	$5,997	$3,806	$1,352	$11,155	$2,200	$2,893	$7,986	$13,079	$322	$22,611	$5,238	$28,171	$52,405

Country											October 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	203	4	207	–	–	3	3	1	25	2	28	238
Ireland	–	–	–	–	–	–	375	375	–	–	–	–	375
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	–	63	47	110	–	–	37	37	7	–	–	7	154
Total GIIPS	–	266	51	317	–	–	415	415	8	25	2	35	767
Rest of Europe
Belgium	4,794	–	40	4,834	98	32	1	131	6	–	–	6	4,971
Finland	7	65	13	85	–	23	64	87	–	952	–	952	1,124
France	469	–	205	674	97	617	1,178	1,892	29	3,339	176	3,544	6,110
Germany	1,451	1,094	100	2,645	507	754	738	1,999	88	9,442	127	9,657	14,301
Netherlands	457	295	517	1,269	641	330	223	1,194	14	4,189	464	4,667	7,130
Sweden	–	30	167	197	–	27	62	89	28	458	441	927	1,213
Switzerland	1,103	181	216	1,500	22	–	707	729	11	–	211	222	2,451
United Kingdom	2,161	2,434	128	4,723	750	764	3,982	5,496	114	548	4,002	4,664	14,883
Other[6]	118	15	8	141	63	113	356	532	9	1,235	137	1,381	2,054
Total Rest of Europe	10,560	4,114	1,394	16,068	2,178	2,660	7,311	12,149	299	20,163	5,558	26,020	54,237
Total Europe	$10,560	$4,380	$1,445	$16,385	$2,178	$2,660	$7,726	$12,564	$307	$20,188	$5,560	$26,055	$55,004
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at April 30, 2016, or October 31, 2015.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $6.6 billion for GIIPS (October 31, 2015 – $5.6 billion) and $27.5 billion for the rest of Europe (October 31, 2015 – $41.9 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.3 billion (October 31, 2015 – $1.5 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at April 30, 2016, and October 31, 2015.
5	The reported exposures do not include $0.3 billion of protection the Bank purchased through credit default swaps (October 31, 2015 – $0.4 billion).
6	Other European exposure is distributed across 9 countries (October 31, 2015 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at April 30, 2016, and October 31, 2015.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 22

TABLE 23: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)						As at
	Loans and commitments			Loans and commitments
	Direct[1]	Indirect[2]	Total	Direct[1]	Indirect[2]	Total
Country	April 30, 2016			October 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–
Italy	265	4	269	204	3	207
Ireland	–	–	–	–	–	–
Portugal	–	–	–	–	–	–
Spain	64	47	111	63	47	110
Total GIIPS	329	51	380	267	50	317
Rest of Europe
Belgium	–	936	936	–	4,834	4,834
Finland	58	206	264	61	24	85
France	146	496	642	179	495	674
Germany	608	914	1,522	1,730	915	2,645
Netherlands	848	522	1,370	744	525	1,269
Sweden	285	4	289	193	4	197
Switzerland	677	818	1,495	662	838	1,500
United Kingdom	1,363	2,769	4,132	2,581	2,142	4,723
Other[3]	119	6	125	135	6	141
Total Rest of Europe	4,104	6,671	10,775	6,285	9,783	16,068
Total Europe	$4,433	$6,722	$11,155	$6,552	$9,833	$16,385
1	Includes interest-bearing deposits with banks, funded loans, and banker's acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 9 countries (October 31, 2015 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at April 30, 2016, and October 31, 2015.

Of the Bank's European exposure, approximately 98% (October 31, 2015 – 99%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody's or S&P, and cash. Additionally, the Bank has exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $9.3 billion (October 31, 2015 – $8.8 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including $0.5 billion (October 31, 2015 – $1.6 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC-covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and a credit card portfolio within the U.S. strategic cards portfolio. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 24: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					April 30, 2016
FDIC-assisted acquisitions	$539	$510	$1	$40	$469	87.0%
South Financial	607	571	4	26	541	89.1
Other[2]	5	(3)	–	–	(3)	(60.0)
Total ACI loan portfolio	$1,151	$1,078	$5	$66	$1,007	87.5%

					October 31, 2015
FDIC-assisted acquisitions	$636	$601	$1	$45	$555	87.3%
South Financial	853	813	5	32	776	91.0
Other[2]	40	–	–	–	–	–
Total ACI loan portfolio	$1,529	$1,414	$6	$77	$1,331	87.1%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and an acquired credit card portfolio within the U.S. strategic cards portfolio.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 23

During the three and six months ended April 30, 2016, the Bank recorded a recovery of $9 million and $16 million, respectively, in PCL on ACI loans (three and six months ended April 30, 2015 – $10 million and $17 million, respectively). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 25: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)				As at
	April 30, 2016		October 31, 2015
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$995	86.4%	$1,314	85.9%
30-89 days past due	39	3.4	42	2.8
90 or more days past due	117	10.2	173	11.3
Total ACI loans	1,151	100.0	1,529	100.0
Geographic region
Florida	746	64.8	933	61.0
South Carolina	304	26.4	443	29.0
North Carolina	94	8.2	110	7.2
Other U.S. and Canada	7	0.6	43	2.8
Total ACI loans	$1,151	100.0%	$1,529	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. Refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of the 2015 Annual Report for further details on CMOs.

The allowance for losses that are incurred but not identified as at April 30, 2016, was US$40 million (October 31, 2015 – US$43 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at April 30, 2016, and October 31, 2015. As at April 30, 2016, the balance of the remaining acquisition-related incurred loss was US$147 million (October 31, 2015 – US$158 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 26: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				April 30, 2016
Non-Agency CMOs	$1,298	$1,163	$198	$965	74.3%

				October 31, 2015
Non-Agency CMOs	$1,431	$1,268	$202	$1,066	74.5%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. As a result, 4% of the non-agency CMO portfolio is rated AAA for regulatory capital reporting as at April 30, 2016 (October 31, 2015 – 4%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 24

TABLE 27: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					April 30, 2016
2003	$26	$29	$35	$38	$61	$67
2004	55	61	17	19	72	80
2005	234	274	16	18	250	292
2006	183	206	83	93	266	299
2007	254	294	102	110	356	404
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$752	$864	$253	$278	$1,005	$1,142
Less: allowance for incurred but not identified credit losses					40
Total					$965

					October 31, 2015
2003	$36	$41	$41	$44	$77	$85
2004	62	69	19	21	81	90
2005	256	297	18	20	274	317
2006	201	220	90	101	291	321
2007	274	314	112	120	386	434
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$829	$941	$280	$306	$1,109	$1,247
Less: allowance for incurred but not identified credit losses					43
Total					$1,066

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWAs. Basel III also implemented, in 2015, a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The key components in the calculation of the leverage ratio include, but are not limited to, Tier 1 Capital, on balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of our 2015 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2016, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively, unchanged from fiscal 2015. This scalar increases to 72% in 2017, 80% in 2018, and 100% in 2019 for the CET1 calculation. A similar set of scalar phase-in percentages apply to the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5% and 10.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% could be imposed. No CCB is currently in effect.

In July 2013, the BCBS published the updated final rules on global systemically important banks (G-SIB). None of the Canadian banks has been designated as a G-SIB. In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIB), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1 and Total Capital ratios of 8%, 9.5% and 11.5%, respectively.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 25

The following table provides details of TD's regulatory capital position.

TABLE 28: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	April 30	October 31	April 30
	2016	2015	2015
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1]	$327,545	$328,587	$291,152
Market risk	12,892	12,655	12,913
Operational risk	43,152	41,118	39,531
Total	$383,589	$382,360	$343,596
Common Equity Tier 1 Capital	$38,933	$37,958	$34,140
Common Equity Tier 1 Capital ratio[1]	10.1%	9.9%	9.9%
Tier 1 Capital	$44,992	$43,416	$39,687
Tier 1 Capital ratio[1]	11.7%	11.3%	11.5%
Total Capital	$55,549	$53,600	$47,149
Total Capital ratio[1]	14.4%	14.0%	13.7%
Leverage ratio	3.8	3.7	3.7
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2015 and 2016, the scalars are 64%, 71%, and 77%, respectively.

As at April 30, 2016, the Bank's CET1, Tier 1, and Total Capital ratios were 10.1%, 11.7%, and 14.4%, respectively. Compared with the Bank's CET1 Capital ratio of 9.9% at October 31, 2015, the CET1 Capital ratio, as at April 30, 2016, increased due to organic capital growth offset by a combination of common shares repurchased, actuarial losses on employee benefit plans, primarily due to a decline in long term interest rates, and RWA growth in Canadian and U.S. Retail segments.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Changes in Basel" section of the 2015 Annual Report, are noted below.

In December 2015, BCBS released the second consultative document on revisions to the standardized approach for credit risk. Similar to the first consultative document published in December 2014, the scope covers most asset classes, including Bank and Corporate exposures, Residential and Commercial real estate and off-balance sheet exposures.

In January 2016, OSFI issued for comment a draft guideline on Pillar 3 Disclosure Requirements. This guideline clarifies OSFI's expectations regarding domestic implementation by federally regulated deposit-taking institutions of the Revised Pillar 3 Disclosure Requirements issued by the BCBS in January 2015, which require disclosure of standard templates to provide comparability and consistency of capital and risk disclosures amongst banks. The final version of the guideline will replace OSFI's November 2007 Advisory on Pillar 3 Disclosure Requirements. The implementation date for these requirements is expected to be no later than the fourth quarter of 2017.

In March 2016, BCBS issued a consultative document "Reducing variation in credit risk-weighted assets - constraints on the use of internal model approaches". The key aspects of the proposal include removing the option to use the Internal Ratings Based (IRB) approaches for certain exposure categories, such as loans to financial institutions and large corporations, and providing greater specification of parameter estimation practices, including model-parameter floors.

In March 2016, BCBS also released the consultative paper on a new Standardized Measurement Approach (SMA) to replace the Advanced Measurement Approach (AMA) to measure operational risk.

In April 2016, BCBS issued a consultative document on revisions to the Basel III Leverage Ratio Framework and reaffirmed the 3% minimum leverage ratio requirement, but is considering higher requirements for G-SIBs, which would not currently be applicable to TD. Proposed revisions to the design and calibration of the framework include changes to the measurement of derivative exposures, equalization of trade date and settlement date accounting methodologies, treatment of provisions and alignment of the credit conversion factors for off-balance sheet items with those proposed in the revised standardized approach for credit risk.

In April 2016, OSFI released for public consultation proposed updates to the regulatory capital requirements for loans secured by residential real estate. The update introduces a risk-sensitive floor for capital models that will be tied to the behaviour of property prices, both in terms of recent housing price trends and the behaviour of housing prices relative to household incomes, thereby increasing risk weights for certain loans secured by residential real estate. The new rule will come into effect for fiscal 2017 and will apply prospectively to newly issued loans.

Normal Course Issuer Bid

On December 9, 2015, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. During the quarter ended January 31, 2016, the Bank completed its share repurchase under the NCIB and repurchased 9.5 million common shares at an average price of $51.23 per share for a total amount of $487 million.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 26

TABLE 29: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)		As at
	April 30, 2016	October 31, 2015
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,853.8	1,856.2
Treasury shares – common	(0.3)	(1.1)
Total common shares	1,853.5	1,855.1
Stock options
Vested	6.4	7.0
Non-vested	10.0	11.4
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12[2]	28.0	–
Total preferred shares – equity	136.0	108.0
Treasury shares – preferred	(0.2)	(0.1)
Total preferred shares	135.8	107.9
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 14 of the Interim Consolidated Financial Statements.
2	On January 14, 2016, the Bank issued 28 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 12 ("Series 12 shares") for gross cash consideration of $700 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 12 shares, and assuming there are no declared and unpaid dividends on the Series 12 shares or Series 13 shares, as applicable, would be 140 million.

TABLE 30: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)			For the three months ended
	April 30, 2016		January 31, 2016
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$326.9	$18.7	$308.1	$20.5
Book size	4.8	(0.3)	3.4	1.2
Book quality	1.7	(0.3)	(0.1)	–
Model updates	0.2	–	0.4	(4.1)
Methodology and policy	–	–	–	–
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	(23.1)	(1.3)	14.3	1.1
Other	0.2	–	0.8	–
Total RWA movement	(16.2)	(1.9)	18.8	(1.8)
Common Equity Tier 1 Capital RWA, balance at
end of period	$310.7	$16.8	$326.9	$18.7

Counterparty credit risk is comprised of OTC derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA (phased in at 64% for fiscal 2015 and 2016).

Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), and banks and governments, as well as holdings of debt, equity securities, and other assets (including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the second quarter of 2016, increased mainly due to growth in commercial loans in the U.S. Retail segment.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments and, for the second quarter of 2016 includes the update of non-retail credit risk parameters.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts reflect methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail and Wholesale Banking segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 27

TABLE 31: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)	For the three months ended
	April 30, 2016	January 31, 2016
RWA, balance at beginning of period	$11.8	$12.7
Movement in risk levels	1.1	(0.1)
Model updates	–	–
Methodology and policy	–	(0.8)
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	1.1	(0.9)
RWA, balance at end of period	$12.9	$11.8
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Increases in equity positions contributed to the increase in RWA.

The Model updates category reflects updates to the model to reflect recent experience and change in model scope.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 32: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)	For the three months ended
	April 30, 2016	January 31, 2016
RWA, balance at beginning of period	$42.2	$41.1
Revenue generation	1.0	1.1
RWA, balance at end of period	$43.2	$42.2

The movement in the Revenue generation category is mainly due to an increase in gross income related to the U.S. Retail and Canadian Retail segments.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 28

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

With respect to the recent fires in Fort McMurray, Alberta which occurred shortly after the end of the quarter, the Bank began assessing the overall potential risk impact including credit risk and insurance risk. The Bank continues to monitor and assess the risks and related impact of the event. At this time, our expected credit losses, claims costs and related expenses, net of insurance, reinsurance and tax for next quarter is not expected to be material.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2015 MD&A. Additional information on risk factors can be found in the 2015 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the 2015 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2016.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 33: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1]
(millions of Canadian dollars)						As at
		April 30, 2016		October 31, 2015
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$31,624	$280,452	$312,076	$32,897	$276,526	$309,423
Qualifying revolving retail	–	73,566	73,566	–	63,169	63,169
Other retail	55,691	39,475	95,166	59,655	38,952	98,607
Total retail	87,315	393,493	480,808	92,552	378,647	471,199
Non-retail
Corporate	114,299	232,904	347,203	114,698	225,263	339,961
Sovereign	62,029	131,527	193,556	55,934	128,496	184,430
Bank	15,258	84,607	99,865	13,542	111,602	125,144
Total non-retail	191,586	449,038	640,624	184,174	465,361	649,535
Gross credit risk exposures	$278,901	$842,531	$1,121,432	$276,726	$844,008	$1,120,734
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 29

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 34: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
		April 30, 2016			October 31, 2015
							Non-trading market
	Balance	Trading	Non-trading	Balance	Trading	Non-trading	risk – primary risk
	sheet	market risk	market risk	sheet	market risk	market risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$47,778	$192	$47,586	$42,483	$219	$42,264	Interest rate
Trading loans, securities, and other	93,140	86,726	6,414	95,157	89,372	5,785	Interest rate
Derivatives	73,092	65,176	7,916	69,438	58,144	11,294	Equity, foreign exchange,
							interest rate
Financial assets designated at fair value
through profit or loss	4,279	–	4,279	4,378	–	4,378	Interest rate
Available-for-sale securities	93,644	–	93,644	88,782	–	88,782	Foreign exchange, interest rate
Held-to-maturity securities	76,881	–	76,881	74,450	–	74,450	Foreign exchange, interest rate
Securities purchased under reverse
repurchase agreements	93,820	11,709	82,111	97,364	13,201	84,163	Interest rate
Loans	556,980	–	556,980	547,775	–	547,775	Interest rate
Customers' liability under acceptances	15,467	–	15,467	16,646	–	16,646	Interest rate
Investment in TD Ameritrade	6,473	–	6,473	6,683	–	6,683	Equity
Other assets[1]	1,409	–	1,409	1,545	–	1,545	Interest rate
Assets not exposed to market risk	61,823	–	–	59,672	–	–
Total Assets	1,124,786	163,803	899,160	1,104,373	160,936	883,765

Liabilities subject to market risk
Trading deposits	66,402	2,695	63,707	74,759	2,231	72,528	Interest rate
Derivatives	67,283	62,301	4,982	57,218	52,752	4,466	Foreign exchange, interest rate
Securitization liabilities at fair value	11,335	11,335	–	10,986	10,986	–	Interest rate
Other financial liabilities designated at fair
value through profit or loss	762	739	23	1,415	1,402	13	Interest rate
Deposits	714,531	–	714,531	695,576	–	695,576	Equity, interest rate
Acceptances	15,467	–	15,467	16,646	–	16,646	Interest rate
Obligations related to securities sold short	40,726	37,079	3,647	38,803	33,594	5,209	Interest rate
Obligations related to securities sold under
repurchase agreements	63,828	11,240	52,588	67,156	12,376	54,780	Interest rate
Securitization liabilities at amortized cost	20,479	–	20,479	22,743	–	22,743	Interest rate
Subordinated notes and debentures	8,893	–	8,893	8,637	–	8,637	Interest rate
Other liabilities[1]	12,364	–	12,364	11,866	–	11,866	Interest rate
Liabilities and Equity not exposed to
market risk	102,716	–	–	98,568	–	–
Total Liabilities and Equity	$1,124,786	$125,389	$896,681	$1,104,373	$113,341	$892,464
1	Relates to retirement benefits, insurance, and structured entity liabilities.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 30

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading income reported in non-interest income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the quarter ended April 30, 2016, there were 8 days of trading losses and trading-related revenue was positive for 88% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the second quarter of fiscal 2016, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 31

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 35: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended						For the six months ended
	April 30				January 31	April 30	April 30	April 30
				2016	2016	2015	2016	2015
	As at	Average	High	Low	Average	Average	Average	Average
Interest rate risk	$8.1	$10.2	$15.6	$7.6	$13.5	$6.5	$11.8	$5.9
Credit spread risk	5.3	9.5	12.8	5.3	9.4	8.9	9.5	7.7
Equity risk	8.5	8.9	11.0	6.6	9.6	10.1	9.2	7.8
Foreign exchange risk	4.2	3.7	6.1	2.0	3.7	3.5	3.7	3.4
Commodity risk	2.2	1.8	2.3	1.3	1.8	1.3	1.8	1.5
Idiosyncratic debt specific risk	8.0	16.1	22.6	8.0	12.3	16.0	14.2	16.2
Diversification effect[1]	(20.2)	(26.3)	n/m2	n/m2	(26.6)	(25.8)	(26.4)	(22.7)
Total Value-at-Risk (one-day)	16.1	23.9	32.5	16.1	23.7	20.5	23.8	19.8
Stressed Value-at-Risk (one-day)	32.5	37.2	42.5	32.1	29.9	28.8	33.5	29.7
Incremental Risk Capital Charge
(one-year)	$155.3	$209.3	$253.2	$155.3	$211.5	$254.2	$210.4	$261.6
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR was relatively unchanged compared to the prior quarter. U.S. interest rate risk positions drove the increase in average interest rate VaR and total VaR year over year. The quarter-over-quarter and year-over-year increase in average Stressed VaR was mostly driven by higher equity positions.

Average IRC was relatively unchanged quarter over quarter, the decrease observed on average IRC over the year was driven by U.S. agency positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph2 shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

ALL INSTRUMENTS PORTFOLIO
Economic Value at Risk After Tax – April 30, 2016 and January 31, 2016
(millions of Canadian dollars)
$ 150
50
(50)
(150)
(250)
(350)
(450)
(550)
Change In Present Value (millions)
(2.0)
(1.5)
(1.0)
(0.5)
0.0
0.5
1.0
1.5
2.0
Parallel Interest Rate Shock Percentage
April 30, 2016: $(207) million
January 31, 2016: $(125) million

2 The footnotes included in Table 36 are also applicable to this graph.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 32

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2016, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $64 million (January 31, 2016 – $125 million) after tax. An immediate and sustained 100 bps decrease in interest rates is typically used to determine the reduction in the economic value of shareholders' equity. However, due to the low rate environment in both Canada and in the U.S. at the end of the quarter, it was only possible to shock Canadian and U.S. rates by 75 bps and 50 bps respectively, while maintaining a floor at 0%. The impact of these scenarios would have reduced the economic value of shareholders' equity by $207 million (January 31, 2016 – $109 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 36: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	April 30, 2016 [3]		January 31, 2016		April 30, 2015
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$124	$(155)[1]	$(10)	$(13)[1]	$(4)	$(62)
U.S. dollar	(188)	(52)[2]	(115)	(96)[2]	(185)	(3)[2]
	$(64)	$(207)	$(125)	$(109)	$(189)	$(65)
1	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps rate decline for Canadian interest rates for the quarter ended April 30, 2016, and a 50 bps decline for quarter ended January 31, 2016, corresponding to an interest rate environment that is floored at 0%.
2	Due to the low rate environment EVaR sensitivity has been measured using a 50 bps rate decline for U.S. interest rates for the quarter ended April 30, 2016, and January 31, 2016, and a 25 bps decline for the quarter ended April 30, 2015. All rate shocks are floored at 0%.
3	Effective the second quarter of 2016, unfunded pension and benefit liabilities are included in EVaR sensitivity.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations without, in a timely manner, raising funding at unfavourable rates or selling assets at distressed prices. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines that took effect in January 2015.

The Bank’s Asset, Liability and Capital Committee (ALCO) oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, Wholesale Banking, and representatives from foreign operations, identifies and monitors TD's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board frequently reviews reporting of the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework and Policies annually.

The Bank's liquidity risk appetite, liquidity risk governance structure, and liquidity risk management approach have not substantially changed from that described in the 2015 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the 2015 Annual Report.

Liquid assets

The unencumbered liquid assets TD includes as available liquidity in the 90-day measurement period must be high quality securities that the Bank believes can be quickly monetized in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging.

Although TD has access to the Bank of Canada’s Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 33

TABLE 37: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(billions of Canadian dollars, except as noted)						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[3]	liquid assets		liquid assets	liquid assets[3]
		April 30, 2016
Cash and due from banks	$2.6	$–	$2.6	1%	$0.1	$2.5
Canadian government obligations	14.0	33.6	47.6	11	25.9	21.7
National Housing Act Mortgage-Backed
Securities (NHA MBS)	36.2	0.3	36.5	9	2.9	33.6
Provincial government obligations	10.7	10.6	21.3	5	8.5	12.8
Corporate issuer obligations	7.7	4.5	12.2	3	1.4	10.8
Equities	16.6	4.8	21.4	5	8.7	12.7
Other marketable securities and/or loans	3.1	1.1	4.2	1	0.8	3.4
Total Canadian dollar-denominated	90.9	54.9	145.8	35	48.3	97.5
Cash and due from banks	42.7	–	42.7	10	0.1	42.6
U.S. government obligations	21.9	24.8	46.7	11	26.8	19.9
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	30.2	7.6	37.8	9	16.1	21.7
Other sovereign obligations	44.6	24.6	69.2	16	12.9	56.3
Corporate issuer obligations	54.7	12.5	67.2	16	15.9	51.3
Equities	1.6	4.6	6.2	1	1.7	4.5
Other marketable securities and/or loans	8.3	0.7	9.0	2	–	9.0
Total non-Canadian dollar-denominated	204.0	74.8	278.8	65	73.5	205.3
Total	$294.9	$129.7	$424.6	100%	$121.8	$302.8

		October 31, 2015
Cash and due from banks	$2.9	$–	$2.9	1%	$0.2	$2.7
Canadian government obligations	17.6	29.0	46.6	11	19.6	27.0
NHA MBS	38.5	0.5	39.0	9	3.3	35.7
Provincial government obligations	9.3	6.8	16.1	4	7.0	9.1
Corporate issuer obligations	5.3	4.1	9.4	2	1.5	7.9
Equities	15.3	3.5	18.8	5	7.2	11.6
Other marketable securities and/or loans	3.5	1.2	4.7	1	0.7	4.0
Total Canadian dollar-denominated	92.4	45.1	137.5	33	39.5	98.0
Cash and due from banks	36.9	–	36.9	9	–	36.9
U.S. government obligations	13.0	28.7	41.7	10	29.1	12.6
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.3	5.8	37.1	9	14.4	22.7
Other sovereign obligations	43.0	35.5	78.5	19	21.8	56.7
Corporate issuer obligations	55.5	0.9	56.4	13	4.3	52.1
Equities	5.9	3.1	9.0	2	1.3	7.7
Other marketable securities and/or loans	6.6	14.2	20.8	5	12.4	8.4
Total non-Canadian dollar-denominated	192.2	88.2	280.4	67	83.3	197.1
Total	$284.6	$133.3	$417.9	100%	$122.8	$295.1
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
3	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

The increase of $7.7 billion in total unencumbered liquid assets from October 31, 2015, was mainly due to term wholesale funding activity. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 38: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(billions of Canadian dollars)		As at
	April 30	October 31
	2016	2015
The Toronto-Dominion Bank (Parent)	$106.6	$91.4
Bank subsidiaries	182.7	176.1
Foreign branches	13.5	27.6
Total	$302.8	$295.1
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 34

TD's monthly average liquid assets for the quarter ended April 30, 2016, and January 31, 2016, are summarized in the following table.

TABLE 39: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(billions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[3]	liquid assets		liquid assets	liquid assets[3]
		April 30, 2016
Cash and due from banks	$2.6	$–	$2.6	1%	$0.1	$2.5
Canadian government obligations	14.6	36.5	51.1	12	25.3	25.8
NHA MBS	35.9	0.4	36.3	8	3.0	33.3
Provincial government obligations	10.6	9.2	19.8	5	7.9	11.9
Corporate issuer obligations	7.8	4.3	12.1	3	1.5	10.6
Equities	15.3	4.3	19.6	5	8.1	11.5
Other marketable securities and/or loans	3.4	1.1	4.5	1	0.7	3.8
Total Canadian dollar-denominated	90.2	55.8	146.0	35	46.6	99.4
Cash and due from banks	41.1	–	41.1	9	0.1	41.0
U.S. government obligations	20.0	32.4	52.4	12	31.3	21.1
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.2	8.2	39.4	9	16.8	22.6
Other sovereign obligations	44.1	26.6	70.7	16	14.3	56.4
Corporate issuer obligations	56.3	12.9	69.2	16	15.4	53.8
Equities	3.9	3.2	7.1	1	1.2	5.9
Other marketable securities and/or loans	7.2	0.8	8.0	2	–	8.0
Total non-Canadian dollar-denominated	203.8	84.1	287.9	65	79.1	208.8
Total	$294.0	$139.9	$433.9	100%	$125.7	$308.2

		January 31, 2016
Cash and due from banks	$3.1	$–	$3.1	1%	$0.2	$2.9
Canadian government obligations	16.1	31.2	47.3	11	21.6	25.7
NHA MBS	36.7	0.4	37.1	9	2.9	34.2
Provincial government obligations	9.8	6.4	16.2	4	6.8	9.4
Corporate issuer obligations	6.3	4.2	10.5	2	2.1	8.4
Equities	14.0	3.5	17.5	4	6.8	10.7
Other marketable securities and/or loans	4.1	1.1	5.2	1	0.8	4.4
Total Canadian dollar-denominated	90.1	46.8	136.9	32	41.2	95.7
Cash and due from banks	33.3	–	33.3	8	0.1	33.2
U.S. government obligations	16.3	32.5	48.8	11	33.2	15.6
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	32.6	6.5	39.1	9	15.6	23.5
Other sovereign obligations	44.0	39.0	83.0	19	23.4	59.6
Corporate issuer obligations	58.2	14.0	72.2	17	15.1	57.1
Equities	11.8	2.8	14.6	3	1.0	13.6
Other marketable securities and/or loans	3.6	0.9	4.5	1	0.1	4.4
Total non-Canadian dollar-denominated	199.8	95.7	295.5	68	88.5	207.0
Total	$289.9	$142.5	$432.4	100%	$129.7	$302.7
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
3	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 40: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(billions of Canadian dollars)	Average for the three months ended
	April 30	January 31
	2016	2016
The Toronto-Dominion Bank (Parent)	$99.3	$87.0
Bank subsidiaries	189.3	187.3
Foreign branches	19.6	28.4
Total	$308.2	$302.7
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 35

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support trading and prime brokerage business, and participate in clearing and settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 41: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(billions of Canadian dollars, except as noted)	As at
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[3]	Other[4]	collateral[5]	Other[6]	assets	of total assets
					April 30, 2016
Cash and due from banks	$–	$–	$–	$3.3	$3.3	–%
Interest-bearing deposits with banks	4.2	1.4	40.0	2.2	47.8	0.5
Securities, trading loans, and other[7]	61.9	11.1	179.4	15.5	267.9	6.5
Derivatives	–	–	–	73.1	73.1	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	93.8	93.8	–
Loans, net of allowance for loan losses	19.5	54.4	73.3	406.2	553.4	6.6
Customers' liability under acceptances	–	–	–	15.5	15.5	–
Investment in TD Ameritrade	–	–	–	6.5	6.5	–
Goodwill	–	–	–	15.7	15.7	–
Other intangibles	–	–	–	2.5	2.5	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5.2	5.2	–
Deferred tax assets	–	–	–	2.0	2.0	–
Other assets[9]	0.5	–	–	37.6	38.1	–
Total on-balance sheet assets	$86.1	$66.9	$292.7	$679.1	$1,124.8	13.6%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	75.2	–	32.0	(93.8)
Securities borrowing and collateral received	19.6	0.4	14.3	0.1
Margin loans and other client activity	1.7	–	13.0	(7.8)
Total off-balance sheet items	96.5	0.4	59.3	(101.5)
Total	$182.6	$67.3	$352.0	$577.6
					October 31, 2015
Total on-balance sheet assets	$84.4	$61.7	$285.7	$672.6	$1,104.4	13.2%
Total off-balance sheet items	98.5	–	51.6	(104.5)
Total	$182.9	$61.7	$337.3	$568.1
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
3	Represents assets that have been posted externally to support the Bank's liabilities and day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD's funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the 90-day "Severe Combined Stress" scenario, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 36

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, reduce access to capital markets, and could also affect the Bank's ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 42: CREDIT RATINGS[1]
As at
April 30, 2016
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Negative
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 43: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the three months ended
	April 30	January 31
	2016	2016
One-notch downgrade	$0.2	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.4	0.4

LIQUIDITY COVERAGE RATIO

The Bank must maintain the Liquidity Coverage Ratio (LCR) above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The LCR is calculated as the ratio of the stock of unencumbered high quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, partial loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, sudden increases in the drawdown of unused lines provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk. HQLA eligible for the LCR calculation under the OSFI LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 37

The following table summarizes the Bank's average monthly LCR position for the second quarter of 2016, calculated in accordance with OSFI's LAR guideline.

TABLE 44: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1,2]
(billions of Canadian dollars, except as noted)	Average for the three months ended
		April 30, 2016
	Total unweighted	Total weighted
	value (average)[3]	value (average)[4]

High-quality liquid assets
Total high-quality liquid assets	$ n/a5	$179.6

Cash outflows
Retail deposits and deposits from small business customers, of which:	$383.4	$26.6
Stable deposits[6]	167.6	5.0
Less stable deposits	215.8	21.6
Unsecured wholesale funding, of which:	193.4	89.9
Operational deposits (all counterparties) and deposits in networks of cooperative banks[7]	86.9	20.4
Non-operational deposits (all counterparties)	78.6	41.6
Unsecured debt	27.9	27.9
Secured wholesale funding	n/a5	8.6
Additional requirements, of which:	146.4	34.7
Outflows related to derivative exposures and other collateral requirements	22.4	6.9
Outflows related to loss of funding on debt products	5.8	5.8
Credit and liquidity facilities	118.2	22.0
Other contractual funding obligations	13.6	8.6
Other contingent funding obligations[8]	508.0	7.2
Total cash outflows	$ n/a5	$175.6

Cash inflows
Secured lending	$110.8	$17.0
Inflows from fully performing exposures	11.7	6.5
Other cash inflows	11.6	11.6
Total cash inflows	$134.1	$35.1

	Average for the three months ended
	April 30, 2016	January 31, 2016
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[9]	$179.6	$174.3
Total net cash outflows[10]	140.5	140.0
Liquidity coverage ratio[11]	128%	124%
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	The average is comprised of the three month ends that are in the fiscal quarter.
3	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
4	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
5	Not applicable.
6	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
7	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
8	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
9	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
10	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).
11	The LCR percentage is calculated as the simple average of the three month-end LCR percentages.

The Bank’s average LCR of 128% for quarter ended April 30, 2016, continues to meet the regulatory requirement. The 4% change over the prior quarter's LCR was mainly due to the increase in HQLA as a result of pre-funding activity.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended April 30, 2016, was $179.6 billion (January 31, 2016 – $174.3 billion), with Level 1 assets representing 83%. Level 1 assets are defined as the highest quality of HQLA, and include cash, central bank reserves, and highly-rated securities issued or guaranteed by governments, central banks, public-sector entities, and multilateral development banks. The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

The Bank manages its LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the "How TD Manages Liquidity Risk" section of the 2015 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 38

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires, among other things, assets be funded to the appropriate term or stressed trading market depth.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 70% of total funding excluding securitization.

TABLE 45: SUMMARY OF DEPOSIT FUNDING
(billions of Canadian dollars)		As at
	April 30	October 31
	2016	2015
P&C deposits – Canadian Retail	$301.4	$293.3
P&C deposits – U.S. Retail	281.0	284.7
Other deposits	1.3	1.6
Total	$583.7	$579.6

The Bank actively maintains various external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank also utilizes certificates of deposit and commercial paper as short term (1 year and less) funding.

The following table summarizes by geography the term funding programs, with the related program size.

Canada	United States	Europe/Australia
Capital Securities Program ($10 billion)	U.S. SEC (F-10) Registered Capital Securities Program (US$5 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion)
Genesis Trust II Asset-Backed Securities Program ($7 billion)	U.S. SEC (F-10) Registered Senior Medium Term Notes Program (US$20 billion)	UKLA Registered European Medium Term Note Program (US$20 billion)
Senior Medium Term Linked Notes Program ($2 billion)	U.S. SEC (F-3) Registered Linked Notes Program (US$2 billion)	Australian Debt Issuance Programme (A$5 billion)

TD regularly evaluates opportunities to diversify its funding into new markets and to new investors. Through this diversification, the Bank aims to maximize funding flexibility and minimize funding concentrations and dependency. As presented in the following charts, TD's long-term debt profile is well diversified by currency as well as by type of long-term funding product. Long-term funding for the quarter ended April 30, 2016, was $113.2 billion (October 31, 2015 – $102.2 billion).

TABLE 46: LONG-TERM FUNDING
		As at
Long-term funding by currency	April 30, 2016	October 31, 2015
Canadian dollar	37%	41%
U.S. dollar	44	43
Euro	13	10
British pound	3	4
Other	3	2
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	53%	51%
Covered bonds	26	23
Mortgage securitization[1]	18	22
Term asset backed securities	3	4
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 39

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

The following table represents the remaining maturity of various sources of funding outstanding as at April 30, 2016, and October 31, 2015.

TABLE 47: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						April 30		October 31
						2016		2015
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$4,232	$1,810	$1,327	$1,736	$–	$–	$9,105	$9,902
Bearer deposit note	124	1,064	1,847	1,132	–	–	4,167	1,678
Certificates of deposit	13,537	19,313	9,927	10,995	245	92	54,109	66,046
Commercial paper	3,109	5,209	3,326	3,438	–	–	15,082	15,304
Asset backed commercial paper[2]	–	–	–	–	–	–	–	–
Covered bonds	–	–	3,769	3,747	2,565	19,320	29,401	23,719
Mortgage securitization	74	1,519	1,863	2,332	6,543	19,483	31,814	33,729
Senior unsecured medium term notes	171	3,555	8,513	2,642	13,605	31,912	60,398	53,656
Subordinated notes and debentures[3]	–	–	–	–	–	8,893	8,893	8,637
Term asset backed securitization	–	–	–	934	–	2,500	3,434	3,400
Other[4]	1,085	168	137	1,333	3	15	2,741	1,613
Total	$22,332	$32,638	$30,709	$28,289	$22,961	$82,215	$219,144	$217,684

Of which:
Secured	$74	$1,519	$5,633	$7,014	$9,111	$41,318	$64,669	$60,871
Unsecured	22,258	31,119	25,076	21,275	13,850	40,897	154,475	156,813
Total	$22,332	$32,638	$30,709	$28,289	$22,961	$82,215	$219,144	$217,684
1	Includes fixed-term deposits from banks.
2	Represents Asset backed commercial paper (ABCP) issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $2.7 billion (October 31, 2015 – $1.6 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three and six months ended April 30, 2016, was $0.4 billion and $0.8 billion, respectively (three and six months ended April 30, 2015 – $0.5 billion and $1.2 billion, respectively). Other asset backed securities issuance using real-estate secured loans for the three and six months ended April 30, 2016, was nil (both three and six months ended April 30, 2015 – $0.8 billion). The Bank also issued $7.5 billion and $12.2 billion, respectively, of unsecured medium-term notes for the three and six months ended April 30, 2016 (three and six months ended April 30, 2015 – $3.6 billion and $7.3 billion, respectively) in various currencies and markets. The total covered bonds issuance for the three and six months ended April 30, 2016, was $4.3 billion and $6.6 billion, respectively (both three and six months ended April 30, 2015 – $4.7 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

Regulatory developments concerning liquidity and funding have not substantially changed from that described in the 2015 Annual Report, except as noted below.

On November 9, 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity (TLAC) standard for G-SIBs. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in in resolution. Separately and on the same day, the Basel Committee on Banking Supervision released a consultative document on TLAC holdings, setting out its proposed prudential treatment of banks' investments in TLAC. It is applicable to all banks subject to the Basel Committee's standards, including both G-SIBs and non-G-SIBs. The comment period on the consultative document concluded on February 12, 2016.

Since TD is not a G-SIB, we do not expect the TLAC requirements to apply to the Bank. As a Canadian D-SIB, however, TD will be subject to the bail-in law in Canada. On March 22, 2016, the Government of Canada in its 2016 federal budget, proposed to introduce framework legislation for the bail-in regime along with accompanying enhancements to Canada’s bank resolution toolkit. The regime will provide the Canada Deposit Insurance Corporation (CDIC) with a new statutory power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event such banks become non-viable. On April 20, 2016, the Budget Implementation Act was tabled, providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in. TD is monitoring the bail-in developments and expects further details to be included in the regulations and an implementation timeline to be clarified in the near future.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s degree of maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 40

TABLE 48: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								April 30, 2016
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,292	$–	$–	$–	$–	$–	$–	$–	$–	$3,292
Interest-bearing deposits with banks	27,552	683	238	5	52	–	–	–	19,248	47,778
Trading loans, securities, and other[1]	2,021	3,883	5,165	2,248	3,937	10,942	17,306	14,464	33,174	93,140
Derivatives	5,616	6,581	4,498	2,762	3,327	9,096	21,113	20,099	–	73,092
Financial assets designated at fair value through
profit or loss	120	275	840	44	326	366	1,233	878	197	4,279
Available-for-sale securities	229	2,050	786	1,156	732	6,246	36,362	44,041	2,042	93,644
Held-to-maturity securities	828	1,914	3,994	3,227	1,727	5,111	36,171	23,909	–	76,881
Securities purchased under reverse repurchase agreements	66,069	24,125	2,425	830	168	198	5	–	–	93,820
Loans
Residential mortgages	2,178	4,259	9,224	6,626	5,577	39,439	116,085	28,594	–	211,982
Consumer instalment and other personal	922	2,038	3,422	3,301	3,781	18,371	31,012	12,977	60,495	136,319
Credit card	–	–	–	–	–	–	–	–	29,755	29,755
Business and government	21,165	5,546	5,238	4,454	5,717	13,203	55,187	53,161	13,433	177,104
Debt securities classified as loans	35	4	–	67	16	53	142	1,503	–	1,820
Total loans	24,300	11,847	17,884	14,448	15,091	71,066	202,426	96,235	103,683	556,980
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,616)	(3,616)
Loans, net of allowance for loan losses	24,300	11,847	17,884	14,448	15,091	71,066	202,426	96,235	100,067	553,364
Customers' liability under acceptances	12,176	3,107	182	2	–	–	–	–	–	15,467
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,473	6,473
Goodwill[2]	–	–	–	–	–	–	–	–	15,689	15,689
Other intangibles[2]	–	–	–	–	–	–	–	–	2,509	2,509
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,160	5,160
Deferred tax assets	–	–	–	–	–	–	–	–	1,987	1,987
Amounts receivable from brokers, dealers, and clients	26,305	–	–	–	–	–	–	–	–	26,305
Other assets	2,461	554	228	84	363	125	186	83	7,822	11,906
Total assets	$170,969	$55,019	$36,240	$24,806	$25,723	$103,150	$314,802	$199,709	$194,368	$1,124,786
Liabilities
Trading deposits	$10,235	$21,361	$14,853	$10,433	$6,943	$401	$1,347	$829	$–	$66,402
Derivatives	6,767	6,352	3,781	2,799	3,256	6,460	19,308	18,560	–	67,283
Securitization liabilities at fair value	–	281	–	602	356	2,135	4,487	3,474	–	11,335
Other financial liabilities designated at fair value through
profit or loss	180	179	226	101	13	62	–	1	–	762
Deposits[3,4]
Personal	4,525	6,278	5,389	4,959	7,000	9,663	12,127	144	353,194	403,279
Banks	4,464	1,279	779	126	82	3	3	12	7,731	14,479
Business and government	19,301	14,992	14,988	4,013	6,095	17,230	42,803	11,770	165,581	296,773
Total deposits	28,290	22,549	21,156	9,098	13,177	26,896	54,933	11,926	526,506	714,531
Acceptances	12,176	3,107	182	2	–	–	–	–	–	15,467
Obligations related to securities sold short[1]	263	2,231	1,418	1,432	712	5,436	10,460	10,858	7,916	40,726
Obligations related to securities sold under repurchase
agreements	55,081	5,933	1,420	762	297	220	115	–	–	63,828
Securitization liabilities at amortized cost	74	1,238	1,863	828	546	4,408	9,132	2,390	–	20,479
Amounts payable to brokers, dealers, and clients	25,064	–	–	–	–	–	–	–	–	25,064
Insurance-related liabilities	134	199	291	349	347	906	1,758	957	1,564	6,505
Other liabilities[5]	3,148	1,088	475	930	1,207	344	3,014	141	5,341	15,688
Subordinated notes and debentures	–	–	–	–	–	–	–	8,893	–	8,893
Equity	–	–	–	–	–	–	–	–	67,823	67,823
Total liabilities and equity	$141,412	$64,518	$45,665	$27,336	$26,854	$47,268	$104,554	$58,029	$609,150	$1,124,786
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$76	$153	$229	$228	$226	$866	$2,090	$3,863	$–	$7,731
Network service agreements	2	3	–	–	–	–	–	–	–	5
Automated teller machines	7	19	38	6	6	23	24	–	–	123
Contact center technology	3	5	8	8	8	30	14	–	–	76
Software licensing and equipment maintenance	26	17	31	86	15	85	90	3	–	353
Credit and liquidity commitments
Financial and performance standby letters of credit	290	1,809	1,844	3,204	2,746	3,713	7,958	196	–	21,760
Documentary and commercial letters of credit	36	38	36	5	11	10	10	–	–	146
Commitments to extend credit and liquidity[6,7]	13,693	18,665	11,727	5,427	4,628	13,798	63,640	3,191	1,908	136,677
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	335	282	58	28	896	–	–	–	1,599
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $4 billion in ‘over 3 months to 6 months’, $4 billion in ‘over 9 months to 1 year’, $2 billion in 'over 1 to 2 years', $15 billion in 'over 2 to 5 years', and $4 billion in 'over 5 years'.
5	Includes $83 million of capital lease commitments with remaining contractual maturities of $3 million in 'less than 1 month', $7 million in '1 month to 3 months', $6 million in '3 months to 6 months', $6 million in '6 months to 9 months', $6 million in '9 months to 1 year', $14 million in 'over 1 to 2 years', $25 million in 'over 2 to 5 years', and $16 million in 'over 5 years'.
6	Includes $137 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 41

TABLE 48: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)									As at
								October 31, 2015
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,154	$–	$–	$–	$–	$–	$–	$–	$–	$3,154
Interest-bearing deposits with banks	21,471	420	529	154	53	–	–	–	19,856	42,483
Trading loans, securities, and other[1]	1,955	3,957	3,327	3,524	4,587	9,410	15,426	17,958	35,013	95,157
Derivatives	2,845	4,661	2,906	3,443	3,315	10,102	22,291	19,875	–	69,438
Financial assets designated at fair value through
profit or loss	195	488	535	205	285	552	770	1,171	177	4,378
Available-for-sale securities	268	1,763	1,899	1,299	1,249	4,556	33,196	42,580	1,972	88,782
Held-to-maturity securities	170	966	1,779	1,930	1,896	6,952	35,744	25,013	–	74,450
Securities purchased under reverse repurchase agreements	57,371	21,490	14,315	3,002	1,083	95	8	–	–	97,364
Loans
Residential mortgages	1,301	2,418	12,045	11,703	11,579	30,751	111,105	31,471	–	212,373
Consumer instalment and other personal	970	2,127	4,263	3,529	3,702	7,450	32,885	18,732	61,813	135,471
Credit card	–	–	–	–	–	–	–	–	30,215	30,215
Business and government	18,755	4,682	7,030	6,699	4,132	11,578	49,473	52,845	12,335	167,529
Debt securities classified as loans	1	5	94	43	–	120	243	1,681	–	2,187
Total loans	21,027	9,232	23,432	21,974	19,413	49,899	193,706	104,729	104,363	547,775
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,434)	(3,434)
Loans, net of allowance for loan losses	21,027	9,232	23,432	21,974	19,413	49,899	193,706	104,729	100,929	544,341
Customers' liability under acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,683	6,683
Goodwill[2]	–	–	–	–	–	–	–	–	16,337	16,337
Other intangibles[2]	–	–	–	–	–	–	–	–	2,671	2,671
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,314	5,314
Deferred tax assets	–	–	–	–	–	–	–	–	1,931	1,931
Amounts receivable from brokers, dealers, and clients	21,996	–	–	–	–	–	–	–	–	21,996
Other assets	2,356	539	1,468	85	120	93	140	82	8,365	13,248
Total assets	$146,697	$45,896	$50,527	$35,656	$32,001	$81,659	$301,281	$211,408	$199,248	$1,104,373
Liabilities
Trading deposits	$12,654	$16,457	$27,238	$11,751	$4,308	$360	$1,202	$789	$–	$74,759
Derivatives	2,629	4,462	2,599	2,720	2,343	7,520	17,294	17,651	–	57,218
Securitization liabilities at fair value	–	471	27	285	–	1,933	5,033	3,237	–	10,986
Other financial liabilities designated at fair value through
profit or loss	190	204	284	337	224	176	–	–	–	1,415
Deposits[3,4]
Personal	4,580	6,736	7,075	5,252	4,896	9,333	12,353	190	345,403	395,818
Banks	6,118	2,782	774	173	211	1	6	13	7,002	17,080
Business and government	15,815	10,600	6,622	5,813	13,950	13,265	37,896	10,266	168,451	282,678
Total deposits	26,513	20,118	14,471	11,238	19,057	22,599	50,255	10,469	520,856	695,576
Acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Obligations related to securities sold short[1]	942	1,631	2,017	1,917	417	3,113	9,583	10,904	8,279	38,803
Obligations related to securities sold under repurchase
agreements	54,621	7,884	2,499	1,427	424	225	76	–	–	67,156
Securitization liabilities at amortized cost	24	983	1,366	1,547	1,971	4,104	10,013	2,735	–	22,743
Amounts payable to brokers, dealers, and clients	22,664	–	–	–	–	–	–	–	–	22,664
Insurance-related liabilities	127	170	257	352	330	829	1,728	1,054	1,672	6,519
Other liabilities[5]	1,356	2,243	682	286	170	1,261	3,215	101	4,909	14,223
Subordinated notes and debentures	–	–	–	–	–	–	–	8,637	–	8,637
Equity	–	–	–	–	–	–	–	–	67,028	67,028
Total liabilities and equity	$135,609	$57,003	$51,777	$31,900	$29,244	$42,120	$98,399	$55,577	$602,744	$1,104,373
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$77	$155	$231	$228	$227	$874	$2,183	$4,091	$–	$8,066
Network service agreements	2	3	5	5	–	–	–	–	–	15
Automated teller machines	9	19	28	29	30	21	35	–	–	171
Contact center technology	3	5	8	8	8	32	29	–	–	93
Software licensing and equipment maintenance	12	71	36	38	27	112	74	7	–	377
Credit and liquidity commitments
Financial and performance standby letters of credit	868	1,406	2,415	2,917	1,586	3,183	8,479	192	–	21,046
Documentary and commercial letters of credit	53	50	97	64	12	35	19	–	–	330
Commitments to extend credit and liquidity[6,7]	12,541	14,457	9,654	5,665	8,509	11,579	63,334	3,660	1,881	131,280
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	151	148	138	138	464	707	–	–	1,746
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $24 billion of covered bonds with remaining contractual maturities of $4 billion in '9 months to 1 year', $4 billion in 'over 1 to 2 years', $13 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $106 million of capital lease commitments with remaining contractual maturities of $3 million in 'less than 1 month', $7 million in '1 month to 3 months', $8 million in '3 months to 6 months', $7 million in '6 months to 9 months', $6 million in '9 months to 1 year', $24 million in 'over 1 to 2 years', $29 million in 'over 2 to 5 years', and $22 million in 'over 5 years'.
6	Includes $133 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 42

securitization and off-balance sheet arrangements

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). Refer to Note 7 of the Bank's Interim Consolidated Financial Statements and the "Structured Entities" section of the 2015 Annual Report for further details regarding the Bank's involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. Refer to Note 6 and Note 7 of the Interim Consolidated Financial Statements and the "Securitization of Bank-Originated Assets" section of the 2015 Annual Report for further details.

TABLE 49: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				April 30, 2016
Residential mortgage loans	$23,299	$–	$–	$5,056	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Business and government loans	–	–	–	1,743	34
Total exposure	$23,299	$–	$3,642	$6,799	$34

				October 31, 2015
Residential mortgage loans	$23,452	$–	$–	$6,759	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Business and government loans	–	–	–	1,828	38
Total exposure	$23,452	$–	$3,642	$8,587	$38
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance sheet or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at April 30, 2016, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPEs. As at April 30, 2016, the SPEs had nil issued commercial paper outstanding (October 31, 2015 – nil) and $4 billion of issued notes outstanding (October 31, 2015 – $4 billion). As at April 30, 2016, the Bank's maximum potential exposure to loss for these conduits was $4 billion (October 31, 2015 – $4 billion) of which no underlying consumer instalment and other personal loans was government insured (October 31, 2015 – nil).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 43

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $11.8 billion as at April 30, 2016 (October 31, 2015 – $10.6 billion). Further, as at April 30, 2016, the Bank had committed to provide an additional $1.6 billion in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets (October 31, 2015 – $1.7 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 50: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	April 30, 2016		October 31, 2015
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$7,939	2.8	$6,962	3.2
Automobile loans and leases	1,616	1.7	1,847	1.6
Trade receivables	2,300	2.0	1,792	2.2
Total exposure	$11,855	2.5	$10,601	2.7
1	The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at April 30, 2016, the Bank held $1.5 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on the Bank's Interim Consolidated Balance Sheet (October 31, 2015 – $1.1 billion).

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $1.7 billion as at April 30, 2016 (October 31, 2015 – $1.3 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, and trade receivables. As at April 30, 2016, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

Leveraged Finance Credit Commitments

Leveraged finance credit commitments are included in "Commitments to extend credit and liquidity" of Table 48 of this document. Leveraged finance credit commitments are agreements that provide funding to a borrower with higher leverage ratio, relative to the industry in which it operates, and for the purposes of acquisitions, buyouts or capital distributions. During the current period, the Bank refined its definition and it may be subject to further refinement moving forward. As at April 30, 2016, the Bank's exposure to leveraged finance credit commitments, including funded and unfunded amounts, was $22.2 billion (October 31, 2015 – $11.2 billion).

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 44

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's 2015 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2015 Annual Consolidated Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9. In December 2015, the Basel Committee on Banking Supervision issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks.

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee has been formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols has been established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions have been held at various levels within the Bank, including the Audit and Risk Committees of the Board.

The key responsibilities of the project include defining IFRS 9 risk methodology and accounting policy, identifying data and system requirements, and developing an appropriate operating model and governance framework. The Bank's implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. The Bank is on track with its project timelines. The Detailed Assessment and Design phase is near completion and the Solution Development phase is in progress.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank's business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank's own credit risk in other comprehensive income.

The Bank has defined its significant business models and is in the process of assessing the cash flow characteristics for all financial assets under the scope of IFRS 9.

Impairment

IFRS 9 introduces a new impairment model based on expected credit losses (ECL) which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECLs will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to 12-month ECLs or lifetime ECLs depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk has occurred since initial recognition, then impairment is measured as lifetime ECLs otherwise 12-month ECLs are measured, which represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within 12 months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECLs. The IFRS 9 model breaks down into three stages: Stage 1 – 12-month ECLs for performing instruments, Stage 2 – Lifetime ECLs for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECLs for non-performing financial assets. The Stage 3 population is expected to largely align with the impaired population under IAS 39.

ECLs will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact our credit risk assessment.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 45

The IFRS 9 expected credit loss calculation will leverage where appropriate the Bank’s existing expected loss model parameters used for regulatory capital purposes including probability of default (PD), loss given default (LGD) and EAD with adjustments as required to comply with the IFRS 9 requirements. The main differences are summarized in the following chart:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle 12-month PD based on the long run average of a full economic cycle. The default backstop is generally 90 days past due.	Point-in-time 12-month or lifetime PD based on historical experience, current conditions and relevant forward looking expectations. The default backstop will generally be 90 days past due.
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors. Both direct and indirect collection costs are considered.	Expected LGD based on historical charge-off events and recovery payments, current information about attributes specific to borrower, and direct costs. Macroeconomic variables and expected cash flows from credit enhancements will be incorporated as appropriate and excludes undue conservatism and floors.
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance.	EAD represents the expected balance at default across the lifetime horizon and conditional on forward looking expectations.
Other		Expected credit losses are discounted from the default date to the reporting date.

The new impairment model will apply to all financial assets measured at amortized cost or fair value through other comprehensive income with the most significant impact expected to be on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

The Bank has defined the functional requirements for the calculation of ECLs and is currently developing and integrating the end-to-end technology solution for tracking credit migration under the new ECL model as well as the impact to risk parameters and credit risk modelling processes. In the remainder of the year, the Bank will continue to focus on identifying necessary data inputs and developing new impairment models and related processes and controls.

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank continues to evaluate this accounting policy choice in accordance with the project plan.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	April 30	October 31
	2016	2015
ASSETS
Cash and due from banks	$3,292	$3,154
Interest-bearing deposits with banks	47,778	42,483
	51,070	45,637
Trading loans, securities, and other (Note 3)	93,140	95,157
Derivatives (Note 3)	73,092	69,438
Financial assets designated at fair value through profit or loss (Note 3)	4,279	4,378
Available-for-sale securities (Notes 3, 4)	93,644	88,782
	264,155	257,755
Held-to-maturity securities (Note 4)	76,881	74,450
Securities purchased under reverse repurchase agreements	93,820	97,364
Loans (Note 5)
Residential mortgages	211,982	212,373
Consumer instalment and other personal	136,319	135,471
Credit card	29,755	30,215
Business and government	177,104	167,529
Debt securities classified as loans	1,820	2,187
	556,980	547,775
Allowance for loan losses (Note 5)	(3,616)	(3,434)
Loans, net of allowance for loan losses	553,364	544,341
Other
Customers' liability under acceptances	15,467	16,646
Investment in TD Ameritrade (Note 8)	6,473	6,683
Goodwill (Note 9)	15,689	16,337
Other intangibles	2,509	2,671
Land, buildings, equipment, and other depreciable assets	5,160	5,314
Deferred tax assets	1,987	1,931
Amounts receivable from brokers, dealers, and clients	26,305	21,996
Other assets (Note 10)	11,906	13,248
	85,496	84,826
Total assets	$1,124,786	$1,104,373
LIABILITIES
Trading deposits (Notes 3, 11)	$66,402	$74,759
Derivatives (Note 3)	67,283	57,218
Securitization liabilities at fair value (Note 3)	11,335	10,986
Other financial liabilities designated at fair value through profit or loss (Note 3)	762	1,415
	145,782	144,378
Deposits (Note 11)
Personal	403,279	395,818
Banks	14,479	17,080
Business and government	296,773	282,678
	714,531	695,576
Other
Acceptances	15,467	16,646
Obligations related to securities sold short	40,726	38,803
Obligations related to securities sold under repurchase agreements	63,828	67,156
Securitization liabilities at amortized cost	20,479	22,743
Amounts payable to brokers, dealers, and clients	25,064	22,664
Insurance-related liabilities	6,505	6,519
Other liabilities (Note 12)	15,688	14,223
	187,757	188,754
Subordinated notes and debentures	8,893	8,637
Total liabilities	1,056,963	1,037,345
EQUITY
Common shares (millions of shares issued and outstanding: April 30, 2016 – 1,853.8, Oct. 31, 2015 – 1,856.2) (Note 14)	20,499	20,294
Preferred shares (millions of shares issued and outstanding: April 30, 2016 – 136.0, Oct. 31, 2015 – 108.0) (Note 14)	3,400	2,700
Treasury shares – common (millions of shares held: April 30, 2016 – 0.3, Oct. 31, 2015 – 1.1) (Note 14)	(4)	(49)
Treasury shares – preferred (millions of shares held: April 30, 2016 – 0.2, Oct. 31, 2015 – 0.1) (Note 14)	(4)	(3)
Contributed surplus	189	214
Retained earnings	33,442	32,053
Accumulated other comprehensive income (loss)	8,689	10,209
	66,211	65,418
Non-controlling interests in subsidiaries	1,612	1,610
Total equity	67,823	67,028
Total liabilities and equity	$1,124,786	$1,104,373

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2016	2015	2016	2015
Interest income
Loans	$5,297	$4,941	$10,729	$10,016
Securities
Interest	904	750	1,809	1,496
Dividends	211	340	456	651
Deposits with banks	58	36	95	72
	6,470	6,067	13,089	12,235
Interest expense
Deposits	1,126	1,039	2,224	2,150
Securitization liabilities	112	147	236	320
Subordinated notes and debentures	96	94	184	194
Other	256	207	518	431
	1,590	1,487	3,162	3,095
Net interest income	4,880	4,580	9,927	9,140
Non-interest income
Investment and securities services	1,011	993	1,993	1,898
Credit fees	258	223	509	433
Net securities gain (loss) (Note 4)	1	(3)	(11)	54
Trading income (loss)	97	(65)	138	(117)
Service charges	631	572	1,274	1,123
Card services	543	426	1,139	854
Insurance revenue	924	912	1,892	1,811
Other income (loss)	(86)	121	8	177
	3,379	3,179	6,942	6,233
Total revenue	8,259	7,759	16,869	15,373
Provision for credit losses (Note 5)	584	375	1,226	737
Insurance claims and related expenses	530	564	1,185	1,263
Non-interest expenses
Salaries and employee benefits (Note 16)	2,323	2,308	4,651	4,552
Occupancy, including depreciation	453	418	912	835
Equipment, including depreciation	248	225	474	433
Amortization of other intangibles	173	166	348	324
Marketing and business development	182	181	355	338
Restructuring charges	(14)	337	(16)	337
Brokerage-related fees	80	86	161	168
Professional and advisory services	282	228	553	469
Other	1,009	756	1,951	1,414
	4,736	4,705	9,389	8,870
Income before income taxes and equity in net income of an investment
in TD Ameritrade	2,409	2,115	5,069	4,503
Provision for (recovery of) income taxes	466	344	1,012	762
Equity in net income of an investment in TD Ameritrade (Note 8)	109	88	218	178
Net income	2,052	1,859	4,275	3,919
Preferred dividends	37	24	62	48
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,015	$1,835	$4,213	$3,871
Attributable to:
Non-controlling interests in subsidiaries	$28	$28	$57	$55
Common shareholders	1,987	1,807	4,156	3,816
Weighted-average number of common shares outstanding (millions) (Note 17)
Basic	1,850.9	1,848.3	1,852.5	1,846.2
Diluted	1,853.9	1,853.4	1,855.8	1,851.6
Earnings per share (dollars) (Note 17)
Basic	$1.07	$0.98	$2.24	$2.07
Diluted	1.07	0.97	2.24	2.06
Dividends per share (dollars)	0.55	0.51	1.06	0.98

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2016	2015	2016	2015
Net income	$2,052	$1,859	$4,275	$3,919
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	265	(27)	2	63
Reclassification to earnings of net losses (gains) in respect of
available-for-sale securities[2]	(35)	(28)	(17)	(49)
Net change in unrealized foreign currency translation gains (losses)
on investments in foreign operations	(6,670)	(2,878)	(2,617)	3,411
Net foreign currency translation gains (losses) from hedging activities[3]	2,135	953	1,016	(1,163)
Change in net gains (losses) on derivatives designated as cash flow hedges[4]	(3,140)	(643)	(1,211)	2,941
Reclassification to earnings of net losses (gains) on cash flow hedges[5]	2,667	236	1,307	(2,570)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[6]	(113)	143	(415)	(192)
	(4,891)	(2,244)	(1,935)	2,441
Comprehensive income (loss) for the period	$(2,839)	$(385)	$2,340	$6,360
Attributable to:
Preferred shareholders	$37	$24	$62	$48
Common shareholders	(2,904)	(437)	2,221	6,257
Non-controlling interests in subsidiaries	28	28	57	55
1	Net of income tax provision of $27 million for the three months ended April 30, 2016 (three months ended April 30, 2015 – net of income tax recovery of $48 million). Net of income tax recovery of $29 million for the six months ended April 30, 2016 (six months ended April 30, 2015 – net of income tax provision of $31 million).
2	Net of income tax recovery of $29 million for the three months ended April 30, 2016 (three months ended April 30, 2015 – net of income tax recovery of $12 million). Net of income tax recovery of $4 million for the six months ended April 30, 2016 (six months ended April 30, 2015 – net of income tax provision of $35 million).
3	Net of income tax provision of $765 million for the three months ended April 30, 2016 (three months ended April 30, 2015 – net of income tax provision of $342 million). Net of income tax provision of $363 million for the six months ended April 30, 2016 (six months ended April 30, 2015 – net of income tax recovery of $413 million).
4	Net of income tax recovery of $2,038 million for the three months ended April 30, 2016 (three months ended April 30, 2015 – net of income tax recovery of $678 million). Net of income tax recovery of $647 million for the six months ended April 30, 2016 (six months ended April 30, 2015 – net of income tax provision of $1,605 million).
5	Net of income tax recovery of $1,852 million for the three months ended April 30, 2016 (three months ended April 30, 2015 – net of income tax recovery of $484 million). Net of income tax recovery of $748 million for the six months ended April 30, 2016 (six months ended April 30, 2015 – net of income tax provision of $1,482 million).
6	Net of income tax recovery of $41 million for the three months ended April 30, 2016 (three months ended April 30, 2015 – net of income tax provision of $50 million). Net of income tax recovery of $151 million for the six months ended April 30, 2016 (six months ended April 30, 2015 – net of income tax recovery of $73 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2016	2015	2016	2015
Common shares (Note 14)
Balance at beginning of period	$20,395	$19,948	$20,294	$19,811
Proceeds from shares issued on exercise of stock options	20	47	144	89
Shares issued as a result of dividend reinvestment plan	84	81	165	176
Purchase of shares for cancellation	–	–	(104)	–
Balance at end of period	20,499	20,076	20,499	20,076
Preferred shares (Note 14)
Balance at beginning of period	3,400	2,700	2,700	2,200
Issue of shares	–	550	700	1,050
Redemption of shares	–	(450)	–	(450)
Balance at end of period	3,400	2,800	3,400	2,800
Treasury shares – common (Note 14)
Balance at beginning of period	(51)	(179)	(49)	(54)
Purchase of shares	(1,405)	(1,485)	(3,019)	(2,648)
Sale of shares	1,452	1,653	3,064	2,691
Balance at end of period	(4)	(11)	(4)	(11)
Treasury shares – preferred (Note 14)
Balance at beginning of period	(4)	(3)	(3)	(1)
Purchase of shares	(17)	(118)	(34)	(150)
Sale of shares	17	107	33	137
Balance at end of period	(4)	(14)	(4)	(14)
Contributed surplus
Balance at beginning of period	198	214	214	205
Net premium (discount) on sale of treasury shares	1	17	6	30
Stock options	(6)	(2)	(28)	(2)
Other	(4)	(3)	(3)	(7)
Balance at end of period	189	226	189	226
Retained earnings
Balance at beginning of period	32,585	28,373	32,053	27,585
Net income attributable to shareholders	2,024	1,831	4,218	3,864
Common dividends	(1,017)	(943)	(1,963)	(1,810)
Preferred dividends	(37)	(24)	(62)	(48)
Share issue expenses and others	–	(7)	(6)	(26)
Net premium on repurchase of common shares and redemption of preferred shares	–	(11)	(383)	(11)
Actuarial gains (losses) on employee benefit plans	(113)	143	(415)	(192)
Balance at end of period	33,442	29,362	33,442	29,362
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	(164)	707	81	638
Other comprehensive income (loss)	230	(55)	(15)	14
Balance at end of period	66	652	66	652
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	11,289	7,202	8,355	3,029
Other comprehensive income (loss)	(4,535)	(1,925)	(1,601)	2,248
Balance at end of period	6,754	5,277	6,754	5,277
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	2,342	2,047	1,773	1,269
Other comprehensive income (loss)	(473)	(407)	96	371
Balance at end of period	1,869	1,640	1,869	1,640
Total	8,689	7,569	8,689	7,569
Non-controlling interests in subsidiaries
Balance at beginning of period	1,684	1,620	1,610	1,549
Net income attributable to non-controlling interests in subsidiaries	28	28	57	55
Other	(100)	(59)	(55)	(15)
Balance at end of period	1,612	1,589	1,612	1,589
Total equity	$67,823	$61,597	$67,823	$61,597

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2016	2015	2016	2015
Cash flows from (used in) operating activities
Net income before income taxes	$2,518	$2,203	$5,287	$4,681
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	584	375	1,226	737
Depreciation	156	148	305	291
Amortization of other intangibles	173	166	348	324
Net securities losses (gains) (Note 4)	(1)	3	11	(54)
Equity in net income of an investment in TD Ameritrade (Note 8)	(109)	(88)	(218)	(178)
Deferred taxes	178	313	57	(31)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	133	45	(22)	(7)
Securities sold short	(1,150)	(2,404)	1,923	(6,991)
Trading loans and securities	8,220	4,644	2,017	(1,671)
Loans net of securitization and sales	12,398	3,070	(10,777)	(26,492)
Deposits	(40,056)	(17,224)	9,934	58,369
Derivatives	8,821	8,014	6,411	52
Financial assets and liabilities designated at fair value through profit or loss	266	220	110	863
Securitization liabilities	(612)	(2,379)	(1,915)	(2,060)
Other	9,149	2,559	2,172	(8,915)
Net cash from (used in) operating activities	668	(335)	16,869	18,918
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(1,609)	(128)	(3,328)	6,383
Issuance of subordinated notes and debentures (Note 13)	1,250	–	1,250	–
Redemption of subordinated notes and debentures (Note 13)	–	(875)	(1,000)	(875)
Common shares issued (Note 14)	13	39	116	75
Preferred shares issued (Note 14)	–	543	694	1,036
Redemption of preferred shares (Note 14)	–	(461)	–	(461)
Repurchase of common shares	–	–	(487)	–
Sale of treasury shares (Note 14)	1,470	1,777	3,103	2,858
Purchase of treasury shares (Note 14)	(1,422)	(1,603)	(3,053)	(2,798)
Dividends paid	(970)	(886)	(1,860)	(1,682)
Distributions to non-controlling interests in subsidiaries	(28)	(28)	(57)	(55)
Net cash from (used in) financing activities	(1,296)	(1,622)	(4,622)	4,481
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	961	4,970	(5,295)	(1,881)
Activities in available-for-sale securities (Note 4)
Purchases	(12,688)	(15,061)	(22,818)	(24,315)
Proceeds from maturities	6,388	6,446	14,396	12,238
Proceeds from sales	1,742	1,135	1,930	5,024
Activities in held-to-maturity securities (Note 4)
Purchases	(5,917)	(1,337)	(9,668)	(11,940)
Proceeds from maturities	2,887	1,557	5,716	4,356
Activities in debt securities classified as loans
Purchases	(27)	–	(36)	(14)
Proceeds from maturities	223	152	349	332
Proceeds from sales	–	–	1	–
Net purchases of land, building, equipment, and other depreciable assets	241	69	(151)	(461)
Changes in securities purchased under reverse repurchase agreements	7,121	4,167	3,544	(6,688)
Net cash from (used in) investing activities	931	2,098	(12,032)	(23,349)
Effect of exchange rate changes on cash and due from banks	(215)	(95)	(77)	114
Net increase (decrease) in cash and due from banks	88	46	138	164
Cash and due from banks at beginning of period	3,204	2,899	3,154	2,781
Cash and due from banks at end of period	$3,292	$2,945	$3,292	$2,945
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$97	$258	$382	$378
Amount of interest paid during the period	1,492	1,406	3,134	2,997
Amount of interest received during the period	6,294	5,691	12,583	11,479
Amount of dividends received during the period	164	271	438	590

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2015 Annual Consolidated Financial Statements. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of consolidated financial statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2015 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and six months ended April 30, 2016, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on May 25, 2016.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2015 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2015 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2015 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9.

In December 2015, the Basel Committee on Banking Supervision issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 52

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. The fair value of assets and liabilities subsequently not measured at fair value include most loans, deposits, certain securitization liabilities, certain securities purchased under reverse repurchase agreements, obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three and six months ended April 30, 2016. Refer to Note 5 of the 2015 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	April 30, 2016		October 31, 2015
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,292	$3,292	$3,154	$3,154
Interest-bearing deposits with banks	47,778	47,778	42,483	42,483
Held-to-maturity securities[1]
Government and government-related securities	46,211	46,798	43,667	44,095
Other debt securities	30,670	30,640	30,783	30,647
Total held-to-maturity securities	76,881	77,438	74,450	74,742
Securities purchased under reverse repurchase agreements	93,820	93,820	97,364	97,364
Loans	551,793	555,302	542,418	544,862
Debt securities classified as loans	1,571	1,791	1,923	2,166
Total loans	553,364	557,093	544,341	547,028
Other
Customers' liability under acceptances	15,467	15,467	16,646	16,646
Amounts receivable from brokers, dealers, and clients	26,305	26,305	21,996	21,996
Other assets	4,251	4,251	4,247	4,247
Total assets not carried at fair value	$821,158	$825,444	$804,681	$807,660

FINANCIAL LIABILITIES
Deposits	$714,531	$716,873	$695,576	$697,376
Acceptances	15,467	15,467	16,646	16,646
Obligations related to securities sold under repurchase agreements	63,828	63,828	67,156	67,156
Securitization liabilities at amortized cost	20,479	20,861	22,743	23,156
Amounts payable to brokers, dealers, and clients	25,064	25,064	22,664	22,664
Other liabilities	9,205	9,259	7,788	7,826
Subordinated notes and debentures	8,893	9,256	8,637	8,992
Total liabilities not carried at fair value	$857,467	$860,608	$841,210	$843,816
1	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the 2015 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to these valuation techniques, unobservable inputs, and sensitivities during the three and six months ended April 30, 2016. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the 2015 Annual Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 53

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at April 30, 2016, and October 31, 2015.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			April 30, 2016				October 31, 2015
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$102	$9,876	$–	$9,978	$493	$11,560	$–	$12,053
Provinces	–	6,855	57	6,912	–	6,121	24	6,145
U.S. federal, state, municipal governments,
and agencies debt	–	17,500	–	17,500	1	15,719	–	15,720
Other OECD government guaranteed debt	–	3,666	–	3,666	–	4,194	5	4,199
Mortgage-backed securities	–	895	–	895	–	1,019	–	1,019
Other debt securities
Canadian issuers	–	2,404	13	2,417	–	2,558	57	2,615
Other issuers	–	6,993	244	7,237	–	7,359	191	7,550
Equity securities
Common shares	25,750	179	5	25,934	28,933	447	186	29,566
Preferred shares	33	–	1	34	33	–	5	38
Trading loans	–	11,150	–	11,150	–	10,650	–	10,650
Commodities	7,218	165	–	7,383	5,410	154	–	5,564
Retained interests	–	–	34	34	–	–	38	38
	33,103	59,683	354	93,140	34,870	59,781	506	95,157
Derivatives
Interest rate contracts	4	28,810	–	28,814	2	27,968	–	27,970
Foreign exchange contracts	36	41,853	11	41,900	45	38,692	6	38,743
Credit contracts	–	44	–	44	–	59	4	63
Equity contracts	–	913	668	1,581	–	1,376	560	1,936
Commodity contracts	80	667	6	753	32	691	3	726
	120	72,287	685	73,092	79	68,786	573	69,438
Financial assets designated at
fair value through profit or loss
Securities	98	4,091	90	4,279	106	4,272	–	4,378
Loans	–	–	–	–	–	–	–	–
	98	4,091	90	4,279	106	4,272	–	4,378
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	14,589	–	14,589	–	14,431	–	14,431
Provinces	–	7,738	–	7,738	–	7,185	–	7,185
U.S. federal, state, municipal governments,
and agencies debt	–	27,632	–	27,632	–	22,585	–	22,585
Other OECD government guaranteed debt	–	11,673	7	11,680	–	11,648	7	11,655
Mortgage-backed securities	–	4,085	–	4,085	–	4,060	–	4,060
Other debt securities
Asset-backed securities	–	15,626	–	15,626	–	16,261	501	16,762
Non-agency collateralized mortgage obligation portfolio	–	1,241	–	1,241	–	916	–	916
Corporate and other debt	–	8,608	20	8,628	–	8,618	147	8,765
Equity securities
Common shares[2,3]	199	200	1,500	1,899	177	100	1,575	1,852
Preferred shares	47	–	89	136	20	–	94	114
Debt securities reclassified from trading	–	131	253	384	–	169	282	451
	246	91,523	1,869	93,638	197	85,973	2,606	88,776
Securities purchased under reverse
repurchase agreements	–	11,709	–	11,709	–	13,201	–	13,201

FINANCIAL LIABILITIES
Trading deposits	$–	$64,193	$2,209	$66,402	$–	$72,879	$1,880	$74,759
Derivatives
Interest rate contracts	5	23,251	83	23,339	34	22,959	88	23,081
Foreign exchange contracts	46	39,999	3	40,048	25	30,588	5	30,618
Credit contracts	–	222	–	222	–	290	–	290
Equity contracts	–	1,641	1,145	2,786	2	1,316	957	2,275
Commodity contracts	117	769	2	888	49	899	6	954
	168	65,882	1,233	67,283	110	56,052	1,056	57,218
Securitization liabilities at fair value	–	11,335	–	11,335	–	10,986	–	10,986
Other financial liabilities designated
at fair value through profit or loss	–	739	23	762	–	1,402	13	1,415
Obligations related to securities sold short	8,874	31,848	4	40,726	8,783	29,961	59	38,803
Obligations related to securities sold
under repurchase agreements	–	11,240	–	11,240	–	12,376	–	12,376
1	Fair value is the same as carrying value.
2	As at April 30, 2016, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2015 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
3	As at April 30, 2016, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.2 billion (October 31, 2015 – $1.3 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 54

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three and six months ended April 30, 2016. The Bank transferred $100 million of available-for-sale securities from Level 1 to Level 2 during the three and six months ended April 30, 2015. The transfer represented previously on-the-run treasury securities that are now off-the-run.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 55

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and six months ended April 30.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2016	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$64	$1	$–	$–	$–	$(8)	$–	$–	$57	$(7)
Other OECD government
guaranteed debt	1	–	–	–	–	–	–	(1)	–	–
Other debt securities
Canadian issuers	22	–	–	–	–	(9)	–	–	13	–
Other issuers	261	3	–	36	–	(54)	189	(191)	244	(2)
Equity securities
Common shares	3	–	–	5	–	(3)	–	–	5	–
Preferred shares	26	–	–	1	–	(26)	–	–	1	–
Retained interests	36	–	–	–	–	(2)	–	–	34	–
	413	4	–	42	–	(102)	189	(192)	354	(9)
Financial assets designated
at fair value through
profit or loss
Securities	90	(1)	–	1	–	–	–	–	90	(1)
	90	(1)	–	1	–	–	–	–	90	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	78	–	(9)	–	–	(1)	3	(51)	20	(4)
Equity securities
Common shares	1,656	6	(6)	13	–	(169)	–	–	1,500	(6)
Preferred shares	82	–	2	5	–	–	–	–	89	2
Debt securities reclassified
from trading	287	8	(21)	–	–	(2)	–	(19)	253	(21)
	$2,110	$14	$(34)	$18	$–	$(172)	$3	$(70)	$1,869	$(29)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2016	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held
FINANCIAL LIABILITIES
Trading deposits[5]	$1,957	$91	$–	$(75)	$287	$(51)	$–	$–	$2,209	$115
Derivatives[6]
Interest rate contracts	86	2	–	–	–	(5)	–	–	83	–
Foreign exchange contracts	(10)	(1)	–	–	–	3	–	–	(8)	(6)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	363	96	–	(31)	70	(22)	1	–	477	99
Commodity contracts	1	(2)	–	–	–	(2)	(1)	–	(4)	(2)
	440	95	–	(31)	70	(26)	–	–	548	91
Other financial liabilities
designated at fair value
through profit or loss	5	2	–	–	34	(18)	–	–	23	9
Obligations related to
securities sold short	18	–	–	(18)	–	4	–	–	4	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Other comprehensive income (OCI).
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (AOCI).
5	Beginning February 1, 2016, issuances and repurchases of trading deposits are reported on a gross basis.
6	As at April 30, 2016, consists of derivative assets of $0.7 billion (February 1, 2016 – $0.5 billion) and derivative liabilities of $1.2 billion (February 1, 2016 – $1.0 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 56

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$24	$1	$–	$39	$–	$(7)	$–	$–	$57	$(5)
Other OECD government
guaranteed debt	5	–	–	1	–	–	–	(6)	–	–
Other debt securities
Canadian issuers	57	–	–	8	–	(52)	1	(1)	13	–
Other issuers	191	6	–	69	–	(88)	301	(235)	244	–
Equity securities
Common shares	186	–	–	8	–	(189)	–	–	5	–
Preferred shares	5	–	–	27	–	(31)	–	–	1	–
Retained interests	38	–	–	–	–	(4)	–	–	34	–
	506	7	–	152	–	(371)	302	(242)	354	(5)
Financial assets designated
at fair value through
profit or loss
Securities	–	(1)	–	91	–	–	–	–	90	(1)
	–	(1)	–	91	–	–	–	–	90	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	501	–	–	–	–	(501)	–	–	–	–
Corporate and other debt	147	2	(2)	–	–	(6)	3	(124)	20	(4)
Equity securities
Common shares	1,575	30	(27)	36	–	(114)	–	–	1,500	(19)
Preferred shares	94	(17)	6	6	–	–	–	–	89	6
Debt securities reclassified
from trading	282	15	(6)	–	–	(3)	–	(35)	253	(21)
	$2,606	$30	$(29)	$42	$–	$(624)	$3	$(159)	$1,869	$(38)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held
FINANCIAL LIABILITIES
Trading deposits	$1,880	$59	$–	$(141)	$529	$(106)	$(12)	$–	$2,209	$83
Derivatives[4]
Interest rate contracts	88	(1)	–	–	–	(4)	–	–	83	(1)
Foreign exchange contracts	(1)	(9)	–	–	–	2	–	–	(8)	(7)
Credit contracts	(4)	3	–	–	–	1	–	–	–	4
Equity contracts	397	80	–	(57)	125	(69)	1	–	477	81
Commodity contracts	3	3	–	–	–	(8)	(2)	–	(4)	(2)
	483	76	–	(57)	125	(78)	(1)	–	548	75
Other financial liabilities
designated at fair value
through profit or loss	13	(16)	–	–	55	(29)	–	–	23	(4)
Obligations related to
securities sold short	59	–	–	(78)	–	23	–	–	4	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	As at April 30, 2016, consists of derivative assets of $0.7 billion (November 1, 2015 – $0.6 billion) and derivative liabilities of $1.2 billion (November 1, 2015 – $1.1 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 57

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$–	$6	$–	$6	$–
Other debt securities
Canadian issuers	28	–	–	28	–	(14)	8	–	50	–
Other issuers	38	–	–	10	–	(12)	120	–	156	(4)
Equity securities
Common shares	18	–	–	72	–	(18)	–	–	72	–
Preferred shares	2	–	–	–	–	(2)	–	–	–	–
Retained interests	46	–	–	–	–	(3)	–	–	43	(2)
	132	–	–	110	–	(49)	134	–	327	(6)
Financial assets designated
at fair value through
profit or loss
Loans	4	–	–	–	–	(1)	–	–	3	(1)
	4	–	–	–	–	(1)	–	–	3	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	7	–	–	–	–	(1)	–	–	6	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	502	–	502	–
Corporate and other debt	110	1	(3)	–	–	(1)	117	(65)	159	(3)
Equity securities
Common shares	1,620	1	11	74	–	(112)	–	–	1,594	11
Preferred shares	133	(14)	(3)	–	–	–	–	–	116	(3)
Debt securities reclassified
from trading	289	5	(14)	–	–	(2)	–	(50)	228	(14)
	$2,159	$(7)	$(9)	$74	$–	$(116)	$619	$(115)	$2,605	$(9)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held
FINANCIAL LIABILITIES
Trading deposits	$1,747	$20	$–	$–	$225	$(195)	$–	$–	$1,797	$23
Derivatives[4]
Interest rate contracts	105	(7)	–	–	–	–	–	–	98	(5)
Foreign exchange contracts	(2)	(7)	–	–	–	–	(3)	–	(12)	(8)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	410	96	–	(24)	50	(44)	–	–	488	92
Commodity contracts	15	(2)	–	–	–	(8)	(1)	–	4	(3)
	528	80	–	(24)	50	(52)	(4)	–	578	76
Other financial liabilities
designated at fair value
through profit or loss	4	6	–	–	26	(9)	–	–	27	3
Obligations related to
securities sold short	$26	$–	$–	$(26)	$–	$13	$–	$–	$13	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	As at April 30, 2015, consists of derivative assets of $0.8 billion (February 1, 2015 – $0.8 billion) and derivative liabilities of $1.4 billion (February 1, 2015 – $1.3 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$–	$6	$–	$6	$–
Other debt securities
Canadian issuers	20	–	–	32	–	(27)	26	(1)	50	–
Other issuers	66	(4)	–	33	–	(59)	120	–	156	(2)
Equity securities
Common shares	4	–	–	82	–	(14)	–	–	72	–
Preferred shares	–	–	–	–	–	–	–	–	–	–
Retained interests	48	1	–	–	–	(6)	–	–	43	(2)
	138	(3)	–	147	–	(106)	152	(1)	327	(4)
Financial assets designated
at fair value through
profit or loss
Loans	5	1	–	–	–	(3)	–	–	3	(2)
	5	1	–	–	–	(3)	–	–	3	(2)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	51	1	–	–	–	–	–	(52)	–	1
Other OECD government
guaranteed debt	5	–	–	–	–	1	–	–	6	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	502	–	502	–
Corporate and other debt	19	1	(3)	–	–	(1)	208	(65)	159	(3)
Equity securities
Common shares	1,303	46	12	263	–	(30)	–	–	1,594	43
Preferred shares	141	(17)	(8)	–	–	–	–	–	116	(8)
Debt securities reclassified
from trading	309	25	14	–	–	(66)	–	(54)	228	14
	$1,828	$56	$15	$263	$–	$(96)	$710	$(171)	$2,605	$47

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held
FINANCIAL LIABILITIES
Trading deposits	$1,631	$45	$–	$–	$467	$(346)	$–	$–	$1,797	$38
Derivatives[4]
Interest rate contracts	81	17	–	–	–	–	–	–	98	18
Foreign exchange contracts	(2)	(9)	–	–	–	1	(3)	1	(12)	(7)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	504	31	–	(53)	106	(82)	–	(18)	488	29
Commodity contracts	4	18	–	–	–	(17)	(1)	–	4	6
	587	57	–	(53)	106	(98)	(4)	(17)	578	46
Other financial liabilities
designated at fair value
through profit or loss	8	(5)	–	–	37	(13)	–	–	27	(8)
Obligations related to
securities sold short	$34	$–	$–	$(33)	$–	$14	$–	$(2)	$13	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	As at April 30, 2015, consists of derivative assets of $0.8 billion (November 1, 2014 – $1.1 billion) and derivative liabilities of $1.4 billion (November 1, 2014 – $1.6 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 59

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within certain of the Bank's insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized on the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized on the Interim Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank's overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

The contractual maturity amounts for the deposits designated at fair value through profit or loss were $1 million less than the carrying amount as at April 30, 2016 (October 31, 2015 – $4 million less than the carrying amount). As at April 30, 2016, the fair value of deposits designated at fair value through profit or loss includes nil amount of the Bank's own credit risk (October 31, 2015 – $1 million). Due to the short-term nature of the loan commitments, changes in the Bank's own credit risk do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three and six months ended April 30, 2016, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(41) million and $(46) million, respectively, (three and six months ended April 30, 2015 – $(41) million and $30 million, respectively).

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $384 million as at April 30, 2016 (October 31, 2015 – $451 million). For the three and six months ended April 30, 2016, net interest income of $5 million and $11 million after tax, respectively (three and six months ended April 30, 2015 – $6 million and $15 million after tax, respectively) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three months ended April 30, 2016, of $5 million after tax and the increase in fair value of these securities during the six months ended April 30, 2016, of $2 million after tax, respectively (three and six months ended April 30, 2015 – increase of $8 million and $5 million after tax, respectively) was recorded in OCI. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income for the three months ended April 30, 2016, of $5 million after tax and an increase in net income for the six months ended April 30, 2016, of $2 million after tax (three and six months ended April 30, 2015 – increase in net income of $8 million and $5 million after tax, respectively). During the three and six months ended April 30, 2016, reclassified debt securities with a fair value of $22 million and $69 million, respectively (three and six months ended April 30, 2015 – $8 million and $249 million, respectively) were sold or matured, and nil after tax was recorded in net securities gains during both the three and six months ended April 30, 2016 (three and six months ended April 30, 2015 – nil and $8 million after tax, respectively).

RECLASSIFICATIONS OF CERTAIN DEBT SECURITIES – AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in OCI. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in AOCI is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method (EIRM). The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications.

Reclassifications from Available-for-Sale to Held-to-Maturity Securities
(millions of Canadian dollars, except as noted)
		April 30, 2016		October 31, 2015		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$2,938	$2,918	$4,248	$4,219	1.8%	$11,341
September 23, 2013	9,854	7,412	7,323	8,995	8,916	1.9	10,742
November 1, 2013	21,597	20,705	20,822	22,532	22,637	1.1	24,519
Other reclassifications[1]	5,044	4,952	4,913	5,085	5,121	3.0	5,859
1	Represents reclassifications completed during the year ended October 31, 2015.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 60

Had the Bank not reclassified these debt securities, the change in the fair value recognized in OCI for these debt securities would have been an increase of $103 million and an increase of $101 million, respectively, during the three and six months ended April 30, 2016 (three and six months ended April 30, 2015 – a decrease of $48 million and an increase of $26 million, respectively). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015
Net interest income[1]	$152	$133	$309	$259
Provision for (recovery of) income taxes	58	49	117	95
Net income	$94	$84	$192	$164

1	Includes amortization of net unrealized gains of $5 million and $14 million, respectively, during the three and six months ended April 30, 2016 (three and six months ended April 30, 2015 – net unrealized gains of $12 million and $24 million, respectively), associated with these reclassified held-to-maturity securities that is presented as reclassification to earnings of net gains in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at April 30, 2016, and October 31, 2015.

Unrealized Securities Gains (Losses) for Available-for-Sale Securities
(millions of Canadian dollars)							As at
			April 30, 2016				October 31, 2015
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$14,583	$49	$(43)	$14,589	$14,450	$42	$(61)	$14,431
Provinces	7,781	25	(68)	7,738	7,233	19	(67)	7,185
U.S. federal, state, municipal governments, and
agencies debt	27,564	171	(103)	27,632	22,526	169	(110)	22,585
Other OECD government guaranteed debt	11,766	14	(100)	11,680	11,713	4	(62)	11,655
Mortgage-backed securities	4,059	33	(7)	4,085	4,021	49	(10)	4,060
	65,753	292	(321)	65,724	59,943	283	(310)	59,916
Other debt securities
Asset-backed securities	15,833	17	(224)	15,626	16,921	15	(174)	16,762
Non-agency collateralized mortgage obligation
portfolio	1,247	3	(9)	1,241	921	2	(7)	916
Corporate and other debt	8,606	72	(50)	8,628	8,770	75	(80)	8,765
	25,686	92	(283)	25,495	26,612	92	(261)	26,443
Equity securities
Common shares	1,817	101	(13)	1,905	1,770	118	(30)	1,858
Preferred shares	125	11	–	136	112	6	(4)	114
	1,942	112	(13)	2,041	1,882	124	(34)	1,972
Debt securities reclassified from trading	353	31	–	384	420	33	(2)	451
Total available-for-sale securities	$93,734	$527	$(617)	$93,644	$88,857	$532	$(607)	$88,782
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Securities Gains (Losses)

During the three and six months ended April 30, 2016, the net realized gains (losses) on available-for-sale securities were $4 million and $13 million, respectively (three and six months ended April 30, 2015 – $16 million and $76 million, respectively). Impairment losses on available-for-sale securities for the three and six months ended April 30, 2016, were $3 million and $24 million, respectively (three and six months ended April 30, 2015 – $19 million and $22 million, respectively). None of these impairment losses related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-for-sale section of the Note.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 61

NOTE 5: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	credit losses	losses	loans

								As at April 30, 2016
Residential mortgages[3,4,5]	$208,426	$2,332	$839	$211,597	$–	$33	$71	$104	$211,493
Consumer instalment and other personal[6]	128,996	5,723	1,485	136,204	–	139	664	803	135,401
Credit card	27,736	1,688	334	29,758	–	258	885	1,143	28,615
Business and government[3,4,5]	174,723	891	909	176,523	201	28	1,017	1,246	175,277
	$539,881	$10,634	$3,567	$554,082	$201	$458	$2,637	$3,296	$550,786
Debt securities classified as loans				1,820	199	–	50	249	1,571
Acquired credit-impaired loans				1,078	5	66	–	71	1,007
Total				$556,980	$405	$524	$2,687	$3,616	$553,364

								As at October 31, 2015
Residential mortgages[3,4,5]	$208,802	$2,343	$786	$211,931	$–	$47	$58	$105	$211,826
Consumer instalment and other personal[6]	128,123	5,923	1,278	135,324	–	136	632	768	134,556
Credit card	28,148	1,761	306	30,215	–	217	897	1,114	29,101
Business and government[3,4,5]	163,840	1,990	874	166,704	156	28	916	1,100	165,604
	$528,913	$12,017	$3,244	$544,174	$156	$428	$2,503	$3,087	$541,087
Debt securities classified as loans				2,187	207	–	57	264	1,923
Acquired credit-impaired loans				1,414	6	77	–	83	1,331
Total				$547,775	$369	$505	$2,560	$3,434	$544,341
1	Excludes allowance for off-balance sheet positions.
2	As at April 30, 2016, impaired loans exclude $1.1 billion (October 31, 2015 – $1.2 billion) of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $11 billion as at April 30, 2016 (October 31, 2015 – $11 billion), and amortized cost of $11 billion as at April 30, 2016 (October 31, 2015 – $10 billion).
4	Includes insured mortgages of $121 billion as at April 30, 2016 (October 31, 2015 – $126 billion).
5	As at April 30, 2016, impaired loans with a balance of $434 million did not have a related allowance for loan losses (October 31, 2015 – $419 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $20 billion as at April 30, 2016 (October 31, 2015 – $21 billion).

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $113 million as at April 30, 2016 (October 31, 2015 – $134 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 62

The changes to the Bank's allowance for credit losses, as at and for the six months ended April 30, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	April 30
	2015	losses	Write-offs	Recoveries	Disposals	adjustments	2016
Counterparty-specific allowance
Business and government	$156	$57	$(34)	$26	$–	$(4)	$201
Debt securities classified as loans	207	7	(6)	–	–	(9)	199
Total counterparty-specific allowance excluding
acquired credit-impaired loans	363	64	(40)	26	–	(13)	400
Acquired credit-impaired loans[1,2]	6	(4)	–	9	–	(6)	5
Total counterparty-specific allowance	369	60	(40)	35	–	(19)	405
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	47	1	(20)	5	–	–	33
Consumer instalment and other personal	136	346	(471)	132	–	(4)	139
Credit card	217	515	(589)	128	–	(13)	258
Business and government	28	30	(49)	19	–	–	28
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	428	892	(1,129)	284	–	(17)	458
Acquired credit-impaired loans[1,2]	77	(12)	(2)	4	–	(1)	66
Total collectively assessed allowance for
individually insignificant impaired loans	505	880	(1,131)	288	–	(18)	524
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	58	16	–	–	–	(3)	71
Consumer instalment and other personal	657	52	–	–	–	(14)	695
Credit card	1,029	61	–	–	–	(22)	1,068
Business and government	1,072	162	–	–	–	(38)	1,196
Debt securities classified as loans	57	(5)	–	–	–	(2)	50
Total collectively assessed allowance for
incurred but not identified credit losses	2,873	286	–	–	–	(79)	3,080
Allowance for credit losses
Residential mortgages	105	17	(20)	5	–	(3)	104
Consumer instalment and other personal	793	398	(471)	132	–	(18)	834
Credit card	1,246	576	(589)	128	–	(35)	1,326
Business and government	1,256	249	(83)	45	–	(42)	1,425
Debt securities classified as loans	264	2	(6)	–	–	(11)	249
Total allowance for credit losses excluding
acquired credit-impaired loans	3,664	1,242	(1,169)	310	–	(109)	3,938
Acquired credit-impaired loans[1,2]	83	(16)	(2)	13	–	(7)	71
Total allowance for credit losses	3,747	1,226	(1,171)	323	–	(116)	4,009
Less: Allowance for off-balance sheet
positions[3]	313	93	–	–	–	(13)	393
Allowance for loan losses	$3,434	$1,133	$(1,171)	$323	$–	$(103)	$3,616
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 63

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	April 30
	2014	losses	Write-offs	Recoveries	Disposals	adjustments	2015
Counterparty-specific allowance
Business and government	$134	$11	$(32)	$22	$(3)	$(1)	$131
Debt securities classified as loans	213	2	(5)	–	–	15	225
Total counterparty-specific allowance excluding
acquired credit-impaired loans	347	13	(37)	22	(3)	14	356
Acquired credit-impaired loans[1,2]	8	(4)	–	9	–	(5)	8
Total counterparty-specific allowance	355	9	(37)	31	(3)	9	364
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	32	(19)	8	–	1	44
Consumer instalment and other personal	110	266	(404)	131	–	4	107
Credit card	199	424	(564)	121	–	31	211
Business and government	22	53	(70)	23	–	3	31
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	353	775	(1,057)	283	–	39	393
Acquired credit-impaired loans[1,2]	89	(13)	(3)	5	–	7	85
Total collectively assessed allowance for
individually insignificant impaired loans	442	762	(1,060)	288	–	46	478
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	4	–	–	–	3	55
Consumer instalment and other personal	602	2	–	–	–	23	627
Credit card	924	(19)	–	–	–	29	934
Business and government	872	(9)	–	–	–	41	904
Debt securities classified as loans	59	(12)	–	–	–	4	51
Total collectively assessed allowance for
incurred but not identified credit losses	2,505	(34)	–	–	–	100	2,571
Allowance for credit losses
Residential mortgages	70	36	(19)	8	–	4	99
Consumer instalment and other personal	712	268	(404)	131	–	27	734
Credit card	1,123	405	(564)	121	–	60	1,145
Business and government	1,028	55	(102)	45	(3)	43	1,066
Debt securities classified as loans	272	(10)	(5)	–	–	19	276
Total allowance for credit losses excluding
acquired credit-impaired loans	3,205	754	(1,094)	305	(3)	153	3,320
Acquired credit-impaired loans[1,2]	97	(17)	(3)	14	–	2	93
Total allowance for credit losses	3,302	737	(1,097)	319	(3)	155	3,413
Less: Allowance for off-balance sheet
positions[3]	274	(21)	–	–	–	10	263
Allowance for loan losses	$3,028	$758	$(1,097)	$319	$(3)	$145	$3,150
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at April 30, 2016, and October 31, 2015. U.S. Retail may grant a grace period of up to 15 days. As at April 30, 2016, there were $1.9 billion (October 31, 2015 – $3 billion) of U.S. Retail loans that were up to 15 days past due and are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)								As at
	April 30, 2016				October 31, 2015
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,635	$605	$92	$2,332	$1,511	$729	$103	$2,343
Consumer instalment and other personal	4,933	607	183	5,723	5,023	702	198	5,923
Credit card	1,255	269	164	1,688	1,317	287	157	1,761
Business and government	745	92	54	891	1,829	123	38	1,990
Total	$8,568	$1,573	$493	$10,634	$9,680	$1,841	$496	$12,017
1	Excludes all ACI loans and debt securities classified as loans.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 64

COLLATERAL

As at April 30, 2016, the fair value of financial collateral held against loans that were past due but not impaired was $211 million (October 31, 2015 – $279 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail, and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and a credit card portfolio within the U.S. strategic cards portfolio, and had outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, and $41 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, and nil, respectively, at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	April 30	October 31
	2016	2015
FDIC-assisted acquisitions
Unpaid principal balance[1]	$539	$636
Credit related fair value adjustments[2]	(8)	(12)
Interest rate and other related premium/(discount)	(21)	(23)
Carrying value	510	601
Counterparty-specific allowance[3]	(1)	(1)
Allowance for individually insignificant impaired loans[3]	(40)	(45)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	469	555
South Financial
Unpaid principal balance[1]	607	853
Credit related fair value adjustments[2]	(13)	(18)
Interest rate and other related premium/(discount)	(23)	(22)
Carrying value	571	813
Counterparty-specific allowance[3]	(4)	(5)
Allowance for individually insignificant impaired loans[3]	(26)	(32)
Carrying value net of related allowance – South Financial	541	776
Other[5]
Unpaid principal balance[1]	5	40
Credit related fair value adjustments[2]	(8)	(40)
Carrying value	(3)	–
Allowance for individually insignificant impaired loans[3]	–	–
Carrying value net of related allowance – Other	(3)	–
Total carrying value net of related allowance – Acquired credit-impaired loans	$1,007	$1,331
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial and an acquired credit card portfolio within the U.S. strategic cards portfolio.

FDIC COVERED LOANS

As at April 30, 2016, the balance of FDIC covered loans was $510 million (October 31, 2015 – $601 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at April 30, 2016, the balance of indemnification assets was $26 million (October 31, 2015 – $39 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the Canada Mortgage Bonds (CMB) program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.

The Bank securitizes U.S. originated and purchased residential mortgages with U.S. government agencies which qualify for derecognition from the Bank's Interim Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 65

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers financial assets to certain consolidated structured entities. Refer to Note 7 for further details.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	April 30, 2016		October 31, 2015
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$28,521	$28,355	$30,355	$30,211
Other financial assets transferred related to securitization[1]	3,074	3,071	3,173	3,170
Total	31,595	31,426	33,528	33,381
Associated liabilities[2]	$(32,196)	$(31,814)	$(34,142)	$(33,729)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $20 billion as at April 30, 2016 (October 31, 2015 – $23 billion), and securitization liabilities carried at fair value of $11 billion as at April 30, 2016 (October 31, 2015 – $11 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition[1]
(millions of Canadian dollars)	As at
	April 30	October 31
	2016	2015
Carrying amount of assets
Nature of transaction
Repurchase agreements[2,3]	$25,519	$24,007
Securities lending agreements	13,434	13,967
Total	38,953	37,974
Carrying amount of associated liabilities[3]	$24,950	$23,954

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes $5.9 billion of assets related to precious metals repurchase agreements as at April 30, 2016 (October 31, 2015 – $4.9 billion).
3	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at April 30, 2016, the fair value of retained interests was $34 million (October 31, 2015 – $38 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the underlying mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the three and six months ended April 30, 2016, the trading income recognized on the retained interest was nil and $1 million, respectively (three and six months ended April 30, 2015 – nil and $2 million, respectively).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank's Interim Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at April 30, 2016, the carrying value of these servicing rights was $21 million (October 31, 2015 – $20 million) and the fair value was $25 million (October 31, 2015 – $26 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the three and six months ended April 30, 2016, was $6 million and $9 million, respectively (three and six months ended April 30, 2015 – nil).

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 66

NOTE 7: STRUCTURED ENTITIES

A structured entity is typically created to accomplish a narrow, well-defined objective and may take the form of a corporation, trust, partnership, or unincorporated entity. The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

Legal restrictions often impose limits on the decision-making power that the entity's governing board, trustee, or management have over the economic activities of the entity. Control over structured entities is not typically determined on the basis of voting rights as any such voting rights may not confer substantive power over the key economic activities of the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank, in accordance with the Bank's accounting policy.

The Bank is involved with structured entities that it sponsors as well as entities sponsored by third-parties. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

As disclosed in Note 18, the TD Mortgage Fund (the "Fund") was discontinued and merged with another mutual fund managed by the Bank on April 22, 2016. Other than the discontinuation of the Fund, the Bank's involvement with key sponsored structured entities and third-party structured entities has not changed from that described in the Bank's 2015 Annual Report. Refer to Note 10 of the Bank's 2015 Annual Consolidated Financial Statements for further discussion.

NOTE 8: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at April 30, 2016, the Bank's reported investment in TD Ameritrade was 42.15% (October 31, 2015 – 41.54%) of the outstanding shares of TD Ameritrade with a fair value of $8 billion (US$7 billion) (October 31, 2015 – $10 billion (US$8 billion)) based on the closing price of US$29.83 (October 31, 2015 – US$34.47) on the New York Stock Exchange.

During the six months ended April 30, 2016, TD Ameritrade repurchased 9.1 million shares (for the year ended October 31, 2015 – 8.4 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank temporarily waived its right to designate one of its five directors to accommodate the appointment of a TD Ameritrade nominated director. This waiver is expected to expire by October 1, 2016. The Bank's designated directors include the Bank's Group President and Chief Executive Officer and three independent directors of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the six months ended April 30, 2016, and April 30, 2015, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)		As at
	March 31	September 30
	2016	2015
Assets
Receivables from brokers, dealers, and clearing organizations	$1,640	$1,127
Receivables from clients, net	14,300	16,697
Other assets, net	18,133	16,661
Total assets	$34,073	$34,485
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,964	$3,539
Payable to clients	21,450	20,966
Other liabilities	3,546	3,570
Total liabilities	27,960	28,075
Stockholders' equity[2]	6,113	6,410
Total liabilities and stockholders' equity	$34,073	$34,485
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 67

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	March 31	March 31	March 31	March 31
	2016	2015	2016	2015
Revenues
Net interest revenue	$202	$185	$408	$368
Fee-based and other revenue	962	812	1,840	1,559
Total revenues	1,164	997	2,248	1,927
Operating expenses
Employee compensation and benefits	286	258	554	484
Other	406	371	764	684
Total operating expenses	692	629	1,318	1,168
Other expense (income)	18	11	34	22
Pre-tax income	454	357	896	737
Provision for income taxes	172	122	331	262
Net income[1]	$282	$235	$565	$475
Earnings per share – basic (dollars)	$0.53	$0.43	$1.06	$0.87
Earnings per share – diluted (dollars)	0.53	0.43	1.05	0.87
1	The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

NOTE 9: GOODWILL AND OTHER INTANGIBLES

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail	Banking	Total
Carrying amount of goodwill as at November 1, 2014	$2,249	$11,834	$150	$14,233
Foreign currency translation adjustments and other	120	1,984	–	2,104
Carrying amount of goodwill as at October 31, 2015	2,369	13,818	150	16,337
Carrying amount of goodwill as at November 1, 2015	2,369	13,818	150	16,337
Foreign currency translation adjustments and other	(88)	(560)	–	(648)
Carrying amount of goodwill as at April 30, 2016	$2,281	$13,258	$150	$15,689

In the second quarter of 2016, the Bank recorded impairment losses of $98.9 million on goodwill, which is reflected in the Canadian Retail segment within the table above, and certain intangibles relating to a business that has been experiencing continued losses. This impairment is reported in the Corporate segment as Other Non-interest expenses.

NOTE 10: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	April 30	October 31
	2016	2015
Accounts receivable and other items	$7,714	$7,810
Accrued interest	1,613	1,563
Cheques and other items in transit	–	216
Current income tax receivable	266	1,245
Defined benefit asset	12	104
Insurance-related assets, excluding investments	1,397	1,441
Prepaid expenses	904	869
Total	$11,906	$13,248

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at April 30, 2016, was $218 billion (October 31, 2015 – $213 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 68

Deposits
(millions of Canadian dollars)							As at
							April 30	October 31
	By Type			By Country			2016	2015
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$13,742	$339,452	$50,085	$195,012	$206,796	$1,471	$403,279	$395,818
Banks[1]	7,685	46	6,748	10,780	1,396	2,303	14,479	17,080
Business and government[2]	64,709	100,872	131,192	207,219	86,669	2,885	296,773	282,678
Designated at fair value
through profit or loss[3]	–	–	738	738	–	–	738	1,402
Trading[1]	–	–	66,402	6,862	40,505	19,035	66,402	74,759
Total	$86,136	$440,370	$255,165	$420,611	$335,366	$25,694	$781,671	$771,737
Non-interest-bearing deposits
included above
In domestic offices[4]							$31,664	$27,661
In foreign offices							46,804	47,485
Interest-bearing deposits
included above
In domestic offices[4]							388,947	369,622
In foreign offices							314,111	326,885
U.S. federal funds deposited[1]							145	84
Total[2,5]							$781,671	$771,737
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at April 30, 2016, includes $29 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2015 – $24 billion) and $2 billion (October 31, 2015 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
5	As at April 30, 2016, includes deposits of $428 billion (October 31, 2015 – $438 billion) denominated in U.S. dollars and $45 billion (October 31, 2015 – $36 billion) denominated in other foreign currencies.

NOTE 12: OTHER LIABILITIES

Other Liabilities[1]
(millions of Canadian dollars)	As at
	April 30	October 31
	2016	2015
Accounts payable, accrued expenses, and other items	$4,623	$3,901
Accrued interest	910	882
Accrued salaries and employee benefits	2,005	2,601
Cheques and other items in transit	970	–
Current income tax payable	98	69
Deferred tax liabilities	309	323
Defined benefit liability	2,425	1,947
Liabilities related to structured entities	3,434	3,400
Provisions	914	1,100
Total	$15,688	$14,223
1	Certain amounts were reclassified to conform with the presentation adopted in the current period.

NOTE 13: SUBORDINATED NOTES AND DEBENTURES

Issues and Redemptions

Issues

On March 4, 2016, the Bank issued $1.25 billion of medium term notes (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of the Bank (the "Notes"). The Notes will bear interest at a fixed rate of 4.859% per annum (paid semi-annually) until March 4, 2026, and at the three-month bankers' acceptance rate plus 3.49% thereafter (paid quarterly) until maturity on March 4, 2031. With the prior approval of OSFI, the Bank may, at its option, redeem the Notes on or after March 4, 2026, in whole or in part, at par plus accrued and unpaid interest. Not more than 60 nor less than 30 days' notice is required to be given to the Notes' holders for such redemptions. The Notes qualify as Tier 2 Capital of the Bank.

Redemptions

On November 2, 2015 (the "Redemption Date"), the Bank redeemed all of its outstanding $1 billion 3.367% subordinated debentures due November 2, 2020, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 69

NOTE 14: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at April 30, 2016, and October 31, 2015.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	April 30, 2016		October 31, 2015
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,856.2	$20,294	1,846.2	$19,811
Proceeds from shares issued on exercise of stock options	4.0	144	3.3	128
Shares issued as a result of dividend reinvestment plan	3.1	165	6.7	355
Purchase of shares for cancellation	(9.5)	(104)	–	–
Balance as at end of period – common shares	1,853.8	$20,499	1,856.2	$20,294
Preferred Shares – Class A
Series S	5.4	$135	5.4	$135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1[1]	20.0	500	20.0	500
Series 3[1]	20.0	500	20.0	500
Series 5[1]	20.0	500	20.0	500
Series 7[1]	14.0	350	14.0	350
Series 9[1]	8.0	200	8.0	200
Series 11[1]	6.0	150	6.0	150
Series 12[1,2]	28.0	700	–	–
Balance as at end of period – preferred shares	136.0	$3,400	108.0	$2,700
Treasury shares – common[3,4]
Balance as at beginning of year	1.1	$(49)	1.6	$(54)
Purchase of shares	56.7	(3,019)	98.2	(5,269)
Sale of shares	(57.5)	3,064	(98.7)	5,274
Balance as at end of period – treasury shares – common	0.3	$(4)	1.1	$(49)
Treasury shares – preferred[3,4]
Balance as at beginning of year	0.1	$(3)	–	$(1)
Purchase of shares	1.5	(34)	9.9	(244)
Sale of shares	(1.4)	33	(9.8)	242
Balance as at end of period – treasury shares – preferred	0.2	$(4)	0.1	$(3)
1	Non-viability contingent capital (NVCC) Series 1, 3, 5, 7, 9, 11, and 12 Preferred Shares qualify as regulatory capital under OSFI's Capital Adequacy Requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, and 140 million, respectively.
2	Issued by the Bank on January 14, 2016, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 5.50% for the initial period ending April 30, 2021. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 4.66%. Holders of these shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series 13, subject to certain conditions, on April 30, 2021, and on April 30 every five years thereafter. Holders of the Series 13 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 4.66%. The Series 12 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on April 30, 2021, and on April 30 every five years thereafter.
3	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.
4	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

Normal Course Issuer Bid

On December 9, 2015, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. During the quarter ended January 31, 2016, the Bank completed its share repurchase under the NCIB and repurchased 9.5 million common shares at an average price of $51.23 per share for a total amount of $487 million.

NOTE 15: SHARE-BASED COMPENSATION

For the three and six months ended April 30, 2016, the net compensation expense for stock option awards was $1.3 million and nil, respectively (three and six months ended April 30, 2015 – $6.2 million and $11.9 million, respectively).

During the three months ended April 30, 2016, and April 30, 2015, there were no options granted by the Bank. During the six months ended April 30, 2016, 2.5 million stock options were granted by the Bank (six months ended April 30, 2015 – 2.6 million) options were granted by the Bank with a weighted-average fair value of $4.93 per stock option (April 30, 2015 – $9.06 per stock option).

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 70

The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the six months ended
	April 30	April 30
	2016	2015
Risk-free interest rate	1.00%	1.44%
Expected option life (years)	6.3 years	6.3 years
Expected volatility[1]	15.82%	25.06%
Expected dividend yield	3.45%	3.65%
Exercise price/share price	$53.15	$52.46
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 16: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three and six months ended April 30.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	April 30	April 30	April 30	April 30	April 30	April 30
	2016	2015	2016	2015	2016	2015
Net employee benefits expense
Service cost – benefits earned	$83	$90	$4	$5	$3	$4
Net interest cost (income) on net defined benefit liability (asset)	(1)	4	5	6	8	9
Defined benefit administrative expenses	2	1	–	–	1	2
Past service cost – settlement (gains) losses	–	–	–	–	–	–
Total expense	$84	$95	$9	$11	$12	$15
		For the six months ended
	April 30	April 30	April 30	April 30	April 30	April 30
	2016	2015	2016	2015	2016	2015
Net employee benefits expense
Service cost – benefits earned	$166	$180	$9	$10	$5	$7
Net interest cost (income) on net defined benefit liability (asset)	(2)	7	10	12	16	18
Defined benefit administrative expenses	4	3	–	–	3	4
Past service cost – settlement (gains) losses[2]	–	–	–	–	(12)	(35)
Total expense	$168	$190	$19	$22	$12	$(6)
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
2	Includes a portion of certain defined benefit pension plans that were settled during the period.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three and six months ended April 30.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2016	2015	2016	2015
Principal pension plans	$75	$70	$162	$149
Principal non-pension post-retirement benefit plan	4	4	7	7
Other pension and retirement plans[1]	14	9	23	18
Total	$93	$83	$192	$174
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at April 30, 2016, the Bank expects to contribute an additional $310 million to its principal pension plans, $8 million to its principal non-pension post-retirement benefit plan, and $16 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2016.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 71

NOTE 17: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three and six months ended April 30, 2016, and April 30, 2015, and the twelve months ended October 31, 2015.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the six		For the twelve
	months ended		months ended		months ended
	April 30	April 30	April 30	April 30	October 31
	2016	2015	2016	2015	2015
Basic earnings per share
Net income attributable to common shareholders	$1,987	$1,807	$4,156	$3,816	$7,813
Weighted-average number of common shares outstanding (millions)	1,850.9	1,848.3	1,852.5	1,846.2	1,849.2
Basic earnings per share (dollars)	$1.07	$0.98	$2.24	$2.07	$4.22
Diluted earnings per share
Net income attributable to common shareholders	$1,987	$1,807	$4,156	$3,816	$7,813
Net income available to common shareholders including
impact of dilutive securities	1,987	1,807	4,156	3,816	7,813
Weighted-average number of common shares outstanding (millions)	1,850.9	1,848.3	1,852.5	1,846.2	1,849.2
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	3.0	5.1	3.3	5.4	4.9
Weighted-average number of common shares outstanding
– diluted (millions)	1,853.9	1,853.4	1,855.8	1,851.6	1,854.1
Diluted earnings per share (dollars)[1]	$1.07	$0.97	$2.24	$2.06	$4.21
1	For the three and six months ended April 30, 2016, and April 30, 2015, and the twelve months ended October 31, 2015, the computation of diluted earnings per share did not include any weighted-average options where the option price was greater than the average market price of the Bank's common shares.

NOTE 18: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions.

Provisions
(millions of Canadian dollars)
		Litigation and
	Restructuring[1]	Other [2]	Total
Balance as at November 1, 2015	$486	$301	$787
Additions	4	99	103
Amounts used	(229)	(71)	(300)
Release of unused amounts	(20)	(38)	(58)
Foreign currency translation adjustments and other	(1)	(10)	(11)
Balance as at April 30, 2016, before allowance for
credit losses for off-balance sheet instruments	$240	$281	$521
Add: allowance for credit losses for off-balance sheet instruments[3]			393
Balance as at April 30, 2016			$914
1	Includes provisions for onerous lease contracts.
2	Certain amounts were reclassified to conform with the presentation adopted in the current period.
3	Refer to Note 5 for further details.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 72

LITIGATION AND OTHER

Litigation and other primarily include provisions relating to legal reserves. In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated, although it is possible the Bank may incur additional losses and actual losses may vary significantly from the current estimate. The Bank believes the estimate of the aggregate range of reasonably possible losses (that is, those which are neither probable nor remote), in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $415 million as at April 30, 2016. This represents the Bank's best estimate based upon currently available information for actions for which an estimate can be made. Actions for which the Bank cannot currently make an estimate, such as those which are in a preliminary stage or for which no specific amount is claimed, have not been included. The Bank's estimate involves significant judgment, given the varying stages of the proceedings, the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined and the fact that the underlying matters will change from time to time.

In management's opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank's control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank's consolidated results of operations for any particular reporting period.

Other than as described below, there have been no material developments in the matters identified in Note 28 of the 2015 Annual Consolidated Financial Statements, and no new material litigation matters have arisen since the issuance of the 2015 Annual Consolidated Financial Statements.

Stanford Litigation ─ On April 22, 2016, the Bank filed a motion to reconsider the court's April 2015 dismissal decision with respect to certain claims by the Official Stanford Investors Committee under the Texas Uniform Fraudulent Transfer Act based on an intervening change in the law announced by the Texas Supreme Court on April 1, 2016.

Overdraft Litigation ─ All eleven of the actions have been consolidated for pretrial proceedings as MDL 2613 in the United States District Court for the District of South Carolina. The plaintiffs filed a consolidated amended class action complaint on June 19, 2015, which governs all of the consolidated cases other than the Mingrone action. The Mingrone class action complaint was dismissed without prejudice on July 21, 2015. The Toronto-Dominion Bank was not named as a defendant in the consolidated amended class action complaint. On December 10, 2015, the court granted in part and denied in part TD Bank, N.A.'s motion to dismiss. Discovery is ongoing.

Interchange Fee ─ While both the plaintiffs and defendants succeeded in part on their respective appeals, the class period for the plaintiffs' key claims has been shortened significantly.

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

(millions of Canadian dollars)		As at
	April 30	October 31
	2016	2015[1]
Sources of pledged assets and collateral
Bank assets
Interest-bearing deposits with banks	$5,630	$5,862
Loans	73,895	69,585
Securities	73,012	70,612
Other assets	514	–
	153,051	146,059
Third-party assets[2]
Collateral received and available for sale or repledging	156,336	150,125
Less: Collateral not repledged	(59,368)	(51,678)
	96,968	98,447
	250,019	244,506
Uses of pledged assets and collateral[3]
Derivatives	11,948	11,478
Obligations related to securities sold under repurchase agreements	71,140	70,011
Securities borrowing and lending	25,669	30,867
Obligations related to securities sold short	38,032	36,303
Securitization	34,566	36,500
Covered bond	29,147	22,071
Clearing systems, payment systems, and depositories	4,063	4,137
Foreign governments and central banks	1,199	1,320
Other	34,255	31,819
Total	$250,019	$244,506
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3	Includes $33.0 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at April 30, 2016 (October 31, 2015 – $33.4 billion).

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 73

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

ASSETS SOLD WITH CONTINGENT REPURCHASE OBLIGATIONS

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions. On April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. Prior to the discontinuation of the Fund, during the three and six months ended April 30, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was $14 million and $21 million, respectively (three and six months ended April 30, 2015 – nil and $3 million, respectively).

NOTE 19: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three and six months ended April 30.

Results by Business Segment[1]
(millions of Canadian dollars, except as noted)

	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
			For the three months ended
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net interest income (loss)	$2,418	$2,369	$1,737	$1,516	$440	$584	$285	$111	$4,880	$4,580
Non-interest income (loss)	2,469	2,409	553	519	326	200	31	51	3,379	3,179
Provision for (reversal of)
credit losses	262	239	162	101	50	–	110	35	584	375
Insurance claims and related
expenses	530	564	–	–	–	–	–	–	530	564
Non-interest expenses	2,095	2,075	1,416	1,329	441	447	784	854	4,736	4,705
Income (loss) before income taxes	2,000	1,900	712	605	275	337	(578)	(727)	2,409	2,115
Provision for (recovery of)
income taxes	536	464	101	96	56	91	(227)	(307)	466	344
Equity in net income of an
investment in TD Ameritrade	–	–	108	85	–	–	1	3	109	88
Net income (loss)	$1,464	$1,436	$719	$594	$219	$246	$(350)	$(417)	$2,052	$1,859

			For the six months ended
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net interest income (loss)	$4,909	$4,804	$3,506	$2,946	$899	$1,181	$613	$209	$9,927	$9,140
Non-interest income (loss)	5,009	4,873	1,183	1,030	531	314	219	16	6,942	6,233
Provision for (reversal of)
credit losses	490	429	383	208	62	2	291	98	1,226	737
Insurance claims and related
expenses	1,185	1,263	–	–	–	–	–	–	1,185	1,263
Non-interest expenses	4,174	4,160	2,822	2,507	870	880	1,523	1,323	9,389	8,870
Income (loss) before income taxes	4,069	3,825	1,484	1,261	498	613	(982)	(1,196)	5,069	4,503
Provision for (recovery of)
income taxes	1,092	940	231	217	118	175	(429)	(570)	1,012	762
Equity in net income of an
investment in TD Ameritrade	–	–	217	175	–	–	1	3	218	178
Net income (loss)	$2,977	$2,885	$1,470	$1,219	$380	$438	$(552)	$(623)	$4,275	$3,919

Total assets as at April 30
(billions of Canadian dollars)	$370.2	$341.9	$343.9	$304.8	$353.9	$332.2	$56.8	$52.1	$1,124.8	$1,031.0
1	Effective the first quarter of 2016, the presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Interim Consolidated Statement of Income.
TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 74

NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the six months ended April 30, 2016, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively.

The following table summarizes the Bank's regulatory capital positions as at April 30, 2016, and October 31, 2015.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	April 30	October 31
	2016	2015
Common Equity Tier 1 Capital	$38,933	$37,958
Common Equity Tier 1 Capital ratio[1]	10.1%	9.9%
Tier 1 Capital	$44,992	$43,416
Tier 1 Capital ratio[1]	11.7%	11.3%
Total Capital	$55,549	$53,600
Total Capital ratio[1]	14.4%	14.0%
Leverage ratio	3.8	3.7
1	In accordance with the final CAR guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. The scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.

NOTE 21: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 75

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170, or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: http://www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 26, 2016. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2016.jsp on May 26, 2016, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9271 or 1-800-505-9568 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2016.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 26, 2016, until 6 p.m. ET on June 30, 2016, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 4020023.

TD BANK GROUP • SECOND QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 76